Exhibit 99.1

Immutep Limited

Preliminary final report

APPENDIX 4E

PRELIMINARY FINAL REPORT

1.	Company details

Name of entity: Immutep Limited
ABN: 90 009 237 889
Reporting period: Year ended 30 June 2019
Previous corresponding period: Year ended 30 June 2018

2.	Results for announcement to the market

Revenue from ordinary activities	Down	95%	to	$139,782
Other income	Up	56%	to	$7,349,622
Loss from ordinary activities after tax attributable to the owners of Immutep Limited	Up	44%	to	($18,343,984)
Loss for the period attributable to the owners of Immutep Limited	Up	44%	to	($18,343,984)
Dividends There were no dividends paid or declared during the current financial period
Comments The loss of the consolidated entity after providing for income tax amounted to $18,343,984 (30 June 2018: $12,746,020)

Explanation of the above information:

The higher loss after tax for FY2019 of A$18,343,984 compared to A$12,746,020 for FY2018, was mainly due to the increased number of clinical trials and associated R&D expenses of A$6.6 m.

For other details of the current year results, refer to the Review of Operations.

3.	NTA backing

Net tangible asset backing per ordinary security	Reporting period	Previous corresponding period
	0.22 Cents	0.50 cents

Immutep Limited

Preliminary final report

4.	Dividends

Current period

There were no dividends paid or declared during the current financial period

Previous corresponding period

There were no dividends paid or declared during the previous financial period.

5.	Audit

This report is based on financial statements which have been audited.

6.	Attachments

Details of attachments (if any):

The annual report for the year ended 30 June 2019 is attached.

7.	Signed

Date: Tuesday, 20th August 2019
Company Secretary

ABN 90 009 237 889

Annual Report

2019

TABLE OF CONTENTS

CORPORATE DIRECTORY	1

CHAIRMAN’S LETTER	2

REVIEW OF OPERATIONS	4

DIRECTORS’ REPORT	10

AUDITOR’S INDEPENDENCE DECLARATION	27

FINANCIAL STATEMENTS	28

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME	29

CONSOLIDATED BALANCE SHEET	30

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY	31

CONSOLIDATED STATEMENT OF CASH FLOWS	32

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	33

DIRECTORS’ DECLARATION	71

INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF IMMUTEP LIMITED	72

SHAREHOLDER INFORMATION	78

CORPORATE DIRECTORY

Directors
	Dr Russell Howard	(Non-Executive Chairman)
	Mr Pete Meyers	(Non-Executive Director & Deputy Chairman)
	Mr Marc Voigt	(Executive Director & Chief Executive Officer)
	Mr Grant Chamberlain	(Non-Executive Director)

Company Secretaries	Ms Deanne Miller
Mr Tom Bloomfield

Registered office &	Level 12
principal place of business	95 Pitt Street
Sydney NSW 2000

Share Registry	Boardroom Pty Ltd
Grosvenor Place
Level 12, 225 George Street
Sydney, NSW 2000

Auditor	PricewaterhouseCoopers
One International Towers Sydney, Watermans Quay
Barangaroo, NSW 2000

Banker	National Australia Bank Ltd
Kew Branch
Melbourne, Victoria 3000

Stock exchange listings	Immutep Limited shares are listed on the:
Australian Securities Exchange (ASX code: IMM), and NASDAQ Global Market (NASDAQ code: IMMP)

Website address	www.immutep.com

Page | 1

CHAIRMAN’S LETTER

Dear Shareholder,

As your Chairman, I’m delighted to report our good progress for the financial year 2019.

Immutep continues to cement its position as a leader in the development of immunotherapeutic LAG-3 related products for the treatment of cancer and autoimmune disease. Our technologies stem from our strong intellectual property around the LAG-3 immune control mechanism.

During the financial year, we are very pleased to have achieved good operational progress and are confident that we have laid the foundations for the meaningful clinical results that we expect to report in the new financial year, FY20.

Shaping our work has been a strong focus on the key value creation milestones ahead for our lead product candidate, eftilagimod alpha (efti or IMP321).

Positive interim clinical results from our Phase I TACTI-mel study in metastatic melanoma patients were reported throughout the financial year. The interim results indicate that efti has a favourable safety profile as well as having shown encouraging efficacy thus far.

Reaching an important milestone, we completed the recruitment of 227 patients to our largest and most advanced study, AIPAC, a Phase IIb study in metastatic breast cancer (HER2-negative/ Hormone Receptor positive (HR+)). This has significantly derisked the trial from an operational perspective. The team is now working towards first efficacy data from this potentially pivotal trial, which we expect to report in the first quarter of calendar year 2020.

There is an urgent need to develop new therapies for metastatic breast cancer patients, who have a median life expectancy of approximately 2 years when they start first line chemotherapy. If the results from AIPAC are positive, efti could potentially help the approximately 250,000 patients who are diagnosed each year with HER2 negative and HR positive1 breast cancer and receive chemotherapy.

Expanding our clinical trial pipeline, we commenced two new clinical trials during the year: TACTI-002, a Phase II study in head and neck squamous cell carcinoma and non-small cell lung cancer, and INSIGHT-004, an extension to the running INSIGHT study in advanced solid tumours. Both these trials will add to our clinical understanding of efti and its potential in multiple cancer settings and different combinations.

Another key milestone achieved during the financial year was the approval of our first Investigational New Drug (IND) application by the US Food and Drug Administration (FDA) for efti. The IND was crucial to the start of our new Phase II TACTI-002 study in the US.

Our business development efforts have also been rewarding. We entered into a new clinical trial collaboration and supply agreement with Merck KGaA, Darmstadt, Germany and Pfizer Inc., to evaluate the combination of efti with avelumab, a human anti-PD-L1 antibody, in patients with advanced solid malignancies (INSIGHT-004). The company also entered into a clinical trial collaboration agreement, a supply agreement and a service agreement with CYTLIMIC Inc. where efti is utilised as part of a cancer vaccine.

Immutep is now collaborating with five major pharmaceutical companies: Novartis, GSK, Merck & Co (MSD), Merck (Germany) and Pfizer.

Each new collaboration or license agreement with a large pharmaceutical company signals encouraging validation of our innovative LAG-3 technologies, noting preparations and checks that each pharmaceutical company completes before entering any partnership.

Outside our focus on efti, we were also pleased to report encouraging preclinical results for IMP761, demonstrating its immunosuppressive activity in vivo and supporting its advancement towards clinical trials in autoimmune diseases. We hope to report further updates on our plans for IMP761 during the 2020 financial year.

[1]	GlobalData PharmaPoint: HER2-Negative/HR+ and Triple Negative Breast Cancer – Global Drug Forecast and Market Analysis to 2025, December 2016

Page | 2

Immutep continued to receive strong investor support during the financial year, raising approximately US$5.2million (A$7.2million) via its NASDAQ listing. We were pleased to welcome Altium Capital, a US-based healthcare investment fund to our share register through this capital raise.

Following the end of the financial year, we also completed a capital raise via our ASX listing raising approximately A$10 million, via a Placement and a fully underwritten Entitlement Offer which included participation from directors and the entire executive management team.

The proceeds from the financings extended our cash runway and are being used to continue our LAG-3 related programs, including the ongoing clinical development of efti and the preclinical development of IMP761.

The year ahead will be very busy and exciting for Immutep. With much of the ground work already completed by the team, we are already preparing to report the first data from our Phase IIb AIPAC study, as well as final data from our Phase I TACTI-mel study, first data from our Phase II TACTI-002 study and the first data from our Phase I INSIGHT-004 study.

I would like to thank the Immutep team for their dedication and ongoing hard work to deliver these clinical results in the coming months. Thank you, also to our loyal shareholders for continuing to support us as we work towards these value creation milestones.

Yours sincerely,

Dr. Russell Howard

Chairman

Immutep Limited

20 August 2019

Page | 3

REVIEW OF OPERATIONS

On behalf of the directors and management of Immutep, it is my pleasure to report on Immutep’s operations for the 2019 financial year.

The financial year 2019 has been a year of growth and good progress for Immutep, clinically and with partnerships.

Building on its clinical trial pipeline, the Company commenced two new clinical trials during the year: TACTI-002, a Phase II study in head and neck squamous cell carcinoma(2nd line) and non-small cell lung cancer (1st and 2nd line), and INSIGHT-004, an extension to the existing investigator initiated INSIGHT study in advanced solid tumours. Both these trials will enhance our understanding of efti, its value and its application in new cancer settings and in different combinations (anti-PD1 and anti-PDL-1).

The Company reported positive interim results from its Phase I TACTI-mel study in melanoma patients, after completing recruitment for the trial in August 2018. Encouraging preclinical results were also reported for IMP761 in September 2018, demonstrating its immunosuppressive activity in vivo and supporting its progress towards clinical trials in autoimmune diseases. These results were presented in more detail at the ECCO conference in March 2019.

Additionally, Immutep completed in June 2019 the recruitment of 227 patients to its Phase IIb AIPAC study in metastatic breast cancer and is expecting to report first efficacy data from this potentially pivotal trial in Q1 of calendar year 2020.

During the financial year, Immutep received approval of its Investigational New Drug (IND) application from the US Food and Drug Administration (FDA) for efti in July 2018. The IND enables efti to be tested by US clinical investigators participating in the Company’s TACTI-002 Phase II study, making it vital to start the trial in the US.

Marking strong business development progress by the team, Immutep entered into a new clinical trial collaboration and supply agreement with Merck KGaA, Darmstadt, Germany and Pfizer Inc. in September 2018. The collaboration will evaluate the combination of efti with avelumab, a human anti-PD-L1 antibody, in patients with advanced solid malignancies.

Following this new partnership, Immutep is now collaborating with five major pharmaceutical companies: Novartis, GSK, Merck & Co (MSD), Merck (Germany) and Pfizer.

The Company also formalised its collaboration with CYTLIMIC in January 2019 and consequently, efti is now being evaluated as part of three different combination therapy types: as part of a therapeutic cancer vaccine, as a chemo-immunotherapy and in an IO combination, demonstrating its broad therapeutic potential.

In December 2018, the Company raised approximately US$5.2million (A$7.2million) through a registered direct offering of 260,000,000 ordinary shares represented by 2,600,000 American Depositary Shares (ADSs) via its NASDAQ listing and issuing via a private placement warrants to purchase up to 208,000,000 ordinary shares represented by 2,080,000 ADSs.

Subsequent to the year end, Immutep completed a capital raise via the ASX, raising A$4 million in a placement to institutional investors and approximately A$6 million in a fully underwritten Entitlement Offer. The total capital raised of A$10.0 million will be used to continue Immutep’s LAG-3 related programs, especially the ongoing clinical development of efti, as well as the preclinical development of IMP761, and for general corporate purposes.

The Company’s cash runway is expected to extend to the end of calendar year 2020 with the inclusion of an anticipated milestone payment to be received within this cash reach period. However, should receipt of this anticipated milestone be delayed, the Company may correspondingly delay incurring expenses on certain value enabling clinical and manufacturing activities for efti.

Page | 4

Immutep’s Clinical Trials

AIPAC - Phase IIb

AIPAC is Immutep’s largest and most advanced clinical trial of efti and is potentially pivotal, meaning it could serve as a basis to pursue the appropriate regulatory approval pathways for efti with, for example, the European Medicines Agency (EMA) or the US FDA, subject to sufficient data from the trial and regulatory interactions.

AIPAC (Active Immunotherapy PAClitaxel) is a Phase IIb clinical trial in HER2-negative/ HR positive metastatic breast cancer. The study evaluates the combination efti and a taxane-based standard of care chemotherapy, called paclitaxel. This combination is aimed at boosting the immune response against tumour cells compared to chemotherapy and placebo.

Patient recruitment into the trial built steadily throughout the financial year, resulting in full trial recruitment comprising 227 patients in June 2019. These patients are participating in more than 30 clinical trial sites across Germany, the UK, France, Hungary, Belgium, Poland and the Netherlands.

The primary clinical end-point of the study is Progression-Free Survival (PFS). The read-out of PFS data is expected to be reported together with the overall response rate in Q1 of calendar year 2020.

TACTI-002 - Phase II

TACTI-002 (Two ACTive Immunotherapies) is Immutep’s Phase II clinical trial in patients with three different solid cancers. It is being conducted in collaboration with the Company’s partner, Merck & Co., Inc., Kenilworth, NJ, USA (known as “MSD” outside the United States and Canada).

The study will evaluate the combination of efti with MSD’s Keytruda® (pembrolizumab), a PD-1 blocking antibody, in up to 109 patients with second line head and neck squamous cell carcinoma or non-small cell lung cancer in first and second line. This is the same combination therapy being explored in the Company’s TACTI-mel trial, which has reported consistently positive interim clinical results throughout the financial year 2019.

In March 2019, the first patient was enrolled and safely dosed with the combination of Keytruda® pembrolizumab) and efti in Spain and the trial now has 26 patients participating, including full enrolment (17 patients) into the first cohort of the first line non-small cell lung cancer (NSCLC) arm (Part A). Part A may be expanded to include an additional number of patients if the predefined number of patient responses to the combination treatment are observed.

The TACTI-002 study will take place in up to 13 study centres across the US, Europe and Australia. As of August 2019, 11 sites are now actively recruiting patients to the trial, including one in the US.

Patient enrolment is ongoing and first data is expected to be reported from the trial in Q3 of calendar year 2019.

TACTI-mel - Phase I

Immutep’s TACTI-mel (Two ACTive Immunotherapeutics in melanoma) trial is evaluating the combination of efti and Keytruda (pembrolizumab) in unresectable or metastatic melanoma patients. The main objective of the trial is to assess the combination therapy’s safety, with Overall Response Rate (ORR) and Disease Control Rate (DCR) being the secondary efficacy endpoints.

In August 2018, Immutep completed the recruitment of patients for the study, bringing the total number of patients participating in the trial to 24. Immutep reported positive interim clinical data for the trial in November 2018. These results were confirmed with more mature data again in March and May 2019.

The interim data indicates that efti has a very favourable safety profile in doses up to 30 mg administered subcutaneously every 2 weeks. In addition, patients are continuing to demonstrate positive results in terms of tumour reductions.

Page | 5

The key efficacy findings from the ongoing trial were:

	Part A (starting cycle 5 of pembro therapy) N=18	Part B (starting day 1 cycle 1 of pembro therapy) N=6
Overall Response Rate (ORR)	33% (61%*)	50%
Disease Control Rate (DCR)	66%	66%

*	Exploratory ORR when tumour size is measured according to irRC from day 1 of cycle 1 of pembrolizumab and following combination therapy (which starts at cycle 5 of prembrolizumab treatment).

Immutep expects to report final data from TACTI-mel in Q4 of calendar year 2019.

IKF - INSIGHT – Phase I

During the year, Immutep’s partner, the Institute of Clinical Cancer Research, Krankenhaus Nordwest GmbH in Frankfurt, Germany (IKF), reported that patient recruitment for its Phase I clinical trial, INSIGHT was progressing, with a total of 13 patients recruited to the trial in early 2019.

The INSIGHT trial now includes a 4th arm called INSIGHT-004 (as detailed below).

Data is expected to be reported by IKF, the sponsor of the study, in late 2019 and beyond.

INSIGHT-004 – Phase I

During the financial year, Immutep commenced INSIGHT-004, which is the 4th arm of the INSIGHT Phase I clinical trial (detailed above). It is being conducted under Immutep’s new clinical trial collaboration and supply agreement with Merck KGaA, Darmstadt, Germany and Pfizer Inc. (announced September 2018).

The trial evaluates the combination of efti with avelumab, a human anti-PD-L1 antibody, in 12 patients with advanced solid malignancies. It will assess the safety, tolerability and recommended Phase II dose of efti when combined with avelumab.

The Institute of Clinical Cancer Research, Krankenhaus Nordwest GmbH in Frankfurt, Germany (IKF) is the sponsor of the clinical trial and it will be conducted under the existing protocol of IKF’s ongoing INSIGHT Phase I study.

Prof. Dr. Salah-Eddin Al-Batran, the lead investigator of INSIGHT and member of Immutep’s clinical advisory board, is also the lead investigator of INSIGHT-004.

Throughout the financial year, Immutep and IKF jointly worked on the necessary regulatory submissions and preparations to enable the commencement of patient recruitment for the trial.

The first patient in was enrolled into INSIGHT-004 in Germany and was safely dosed in June 2019. Three patients are now participating in the trial and patient recruitment is ongoing. The first clinical data is anticipated in Q4 of calendar year 2019.

IMP761 -preclinical studies

IMP761 is an immunosuppressive agonist antibody to LAG-3. It is the first agonist antibody that targets the LAG-3 immune checkpoint for the treatment of autoimmune diseases, such as inflammatory bowel diseases, rheumatoid arthritis, and multiple sclerosis.

In September 2018, Immutep reported encouraging preclinical results that demonstrated the immunosuppressive activity of IMP761 in vivo. The preclinical results showed that IMP761 decreases inflammation at the tissue site, demonstrating its potential as a new therapy that could treat the cause of autoimmune disease, rather than just the symptoms. These results were reported in greater detail in March 2019.

Encouraged by the positive preclinical results, Immutep has commenced cell line development and the associated manufacturing steps for IMP761.

Page | 6

Clinical development by Immutep’s partners

Novartis - IMP701

Novartis has partnered with Immutep to develop LAG525 which is a humanised LAG-3 antagonist antibody derived from Immutep’s IMP701 antibody.

In early 2019, Novartis expanded its clinical development program for LAG525 and, as of the date of this report, is conducting five clinical trials of LAG525 with a target enrolment of 1,100 patients.

Novartis holds the exclusive worldwide development and commercialisation rights to LAG525 (IMP701) from Immutep.

GlaxoSmithKline (GSK) - IMP731

Derived from Immutep’s IMP731 antibody, GSK2831781 is GSK’s humanised monoclonal LAG-3 depleting antibody which GSK is evaluating in a proof of concept clinical trial in 280 patients with ulcerative colitis. This follows an earlier Phase I study by GSK evaluating GSK2831781 in psoriasis.

The ulcerative colitis study commenced in May 2019. Another Phase I study in 36 healthy volunteers in Japan was started in June 2019.

GSK holds the exclusive worldwide development and commercialisation rights to GSK2831781(IMP731) from Immutep.

CYTLIMIC – IMP321

In January 2019, Immutep formalised its collaboration with CYTLIMIC Inc. through a clinical trial collaboration agreement, a supply agreement and a service agreement utilising efti as part of a cancer vaccine.

Immutep and CYTLIMIC are collaborating on clinical trials that will be conducted by CYTLIMIC, which will also fully fund all development costs. Immutep received an upfront payment of US$500,000 and is eligible to receive up to US$4.5million in milestone payments upon the achievement of stipulated milestones by CYTLIMIC.

EOC Pharma – IMP321

Immutep’s partner and Chinese licensee, EOC Pharma, advised that it had commenced clinical development of efti in China and that the first patient in its Phase I clinical study in metastatic breast cancer was safely dosed in October 2018. The study is recruiting and results are expected in the next 12 months.

EOC Pharma holds the development and commercialisation rights to efti in Greater China.

Intellectual Property

Immutep continued to invest in protecting its intellectual property, receiving six new patents during the 2019 financial year. The Company has 13 patent families relating to its product candidates and related technologies.

For efti, Immutep was granted five new patents during the year. Three of these were granted by the European Patent Office and protect efti in combinations with a therapeutic antibody for the treatment of cancer, with a PD-1 or PD-L1 inhibitor for the treatment of cancer or infection, and with a chemotherapy agent for the treatment of cancer.

A new patent was also granted by the United States Patent Office for Immutep’s method of treating cancer by the administration of a chemotherapy agent, and a plurality of doses of efti which is used to generate a monocyte mediated immune response. The remaining efti patent was granted by the Australian Patent Office and relates to efti in combination with a chemotherapy agent for cancer.

Immutep was also granted a Canadian patent relating to its IMP731 antibody, which is out-licensed to GSK. This patent provides broad protection for the antibody for treating or preventing organ transplant rejection or treating a T-cell mediated autoimmune disease.

Page | 7

Financial Performance

Revenue from ordinary activities decreased from A$2.63 million in FY2018 to A$140K in FY 2019, which is attributed to lower amount of payments received from the Company’s licensing partners in this fiscal year compared to the previous year.

The research material sales increased from A$1.01 million in FY 2018 to A$1.16 million in FY 2019 due to sales growth of our LAG-3 products used in research.

In March 2019, Immutep received a A$872K cash rebate from the Australian Federal Government’s R&D tax incentive program, which was provided in respect of expenditure incurred on eligible research and development activities conducted in FY2018 and mainly related to our TACTI-mel trial being conducted in Australia. In addition, Immutep has recognised approximately A$1.29 million grant income from the Australian Federal Government’s R&D tax incentive program for FY 2019.

The Company’s French subsidiary has also benefited from cash grants of €1.22 million (approximately A$1.91 million) from the French Crédit d’Impôt Recherche scheme (received in August 2018) for the eligible research and development expenditures incurred in the 2017 calendar year in Europe. The French subsidiary has also recognised A$3.05 million grant income from the French Crédit d’Impôt Recherche scheme for the expenditure incurred on eligible research and development activities conducted in calendar year 2018 and first half of calendar year 2019.

Interest income increased from A$177K in FY2018 to A$397K in FY2019. The increase was due to the increase in the level of cash held on term deposit and an increase in weighted average interest rates.

Research and development and intellectual property expenses increased by A$6.6 million to A$16.59 million in FY2019. The significant increase was expected and was primarily due to the increased clinical trial activities, especially in TACTI-002 and AIPAC .

Whilst clinical trial costs related to AIPAC and TACTI-mel are expected to decline given both of these trials are fully recruited, costs related to TACTI-002 are expected to rise further if the predefined number of patient responses to the combination treatment are observed in any of the three initial patient cohorts, which would warrant further recruitment of patients for the relevant cohort.

Corporate administrative expenses for FY2019 were A$6.37 million compared to A$7.24 million for FY 2018 largely due to the lower employee share-based payment expenses.

The loss after tax for FY2019 of A$ 18,343,984 was significantly higher compared to A$12,746,020 for FY2018, mainly due to the increase in research and development activities and decrease in the license revenue.

Outlook

Having delivered strong operational, partnering and clinical progress in the 2019 financial year, Immutep is approaching a busy period of reporting clinical data from its lead product candidate, efti.

In the coming 9 months, Immutep is on track to report:

•	first clinical data from our Phase IIb AIPAC study

•	final data from our Phase I TACTI-mel study

•	first data from our Phase II TACTI-002 study (MSD)

•	first data from the Phase I IKF INSIGHT-004 study (Pfizer Inc., Merck KGaA)

If positive, this body of data will bring us much closer to helping patients and move us forward in our business development discussions with potential partners, reflecting strong shareholder value creation.

Page | 8

On behalf of the Board and management team of Immutep, we thank you for your continued support and look forward to updating you with more data results in the months ahead.

Sincerely,

Marc Voigt

Executive Director & Chief Executive Officer (CEO)

Immutep Limited

20 August 2019

Page | 9

DIRECTORS’ REPORT

The directors present their report on the consolidated entity (referred to hereafter as the ‘consolidated entity’ or ‘group’) consisting of Immutep Limited (referred to hereafter as the ‘Company’ or ‘parent entity’) and the entities it controlled at the end of, or during, the year ended 30 June 2019.

Directors

The following persons were directors of Immutep Limited during the whole of the financial year and up to the date of this report, unless otherwise stated:

Dr Russell Howard (Non- Executive Chairman)

Mr Pete Meyers (Non-Executive Director & Deputy Chairman)

Mr Marc Voigt (Executive Director & Chief Executive Officer)

Mr Grant Chamberlain (Non-Executive Director)

Principal activities

During the financial year the principal continuing activities of the consolidated entity consisted of research, development and commercialisation of biologicals.

Dividends

There were no dividends paid or declared during the current or previous financial year.

Review of operations

The loss for the consolidated entity after providing for income tax amounted to $18,343,984 (30 June 2018: $12,746,020). Refer to the Review of Operations on page 4 for further detail.

Significant changes in the state of affairs

Immutep was able to successfully complete in December 2018 its second capital raise using American Depository Shares (ADS) since listing on NASDAQ in 2012, raising approximately US$5.2 million (approximately A$7.2 million) and bringing two U.S. specialist healthcare institutional investors onto the share register.

There were no other significant changes in the state of affairs of the consolidated entity during the financial year.

Matters subsequent to the end of the financial year

On 9 July 2019, the company announced the capital raising comprised of A$4 million institutional placement and A$6 million fully underwritten entitlement offer. The Company completed the placement on 17 July 2019 and the entitlement offer on 6 August 2019, successfully raising A$10 million.

Likely developments and expected results of operations

Information on likely developments in the operations of the consolidated entity are included in the Review of Operations on page 4. Information on the expected results of operations have not been included in this report because the directors believe it would be likely to result in unreasonable prejudice to the consolidated entity.

Environmental regulation

Immutep’s activities in respect of the conduct of preclinical and clinical trials and the manufacturing of drugs are undertaken in accordance with applicable environment and human safety regulations in each of the jurisdictions in which it undertakes its operations. The Company is not aware of any matter that requires disclosure with respect to any significant regulations in respect of its operating activities, and believes that there have been no issues of non-compliance during the period.

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DIRECTORS’ REPORT (CONTINUED)

Environmental regulation(continued)

The consolidated entity is not subject to any significant environmental regulation under Australian Commonwealth or State law.

Information on directors

Dr Russell Howard	-	Non-Executive Chairman

Qualifications	-	PhD

Experience and expertise	-	Dr. Russell Howard is an Australian scientist, executive manager and entrepreneur. He was a pioneer in molecular parasitology and commercialisation of “DNA Shuffling”. He is an inventor of 9 patents and has over 140 scientific publications. After his PhD in biochemistry from the University of Melbourne, he held positions at several research laboratories, including the National Institutes of Health in the USA where he gained tenure. In industry, Dr. Howard worked at Schering-Plough’s DNAX Research Institute in Palo Alto, CA; was the President and Scientific Director of Affymax, Inc. and co-founder and CEO of Maxygen, Inc. After its spin-out from GlaxoWellcome, as Maxygen’s CEO, Dr. Howard led its IPO on NASDAQ and a secondary offering, raising US$ 260 million. Maxygen developed and partnered dozens of technology applications and products over 12 years of his tenure as CEO. After leaving Maxygen in 2008, he started the Cleantech company NovoNutrients Inc. (formerly Oakbio, Inc.) and remains involved in several innovative companies in the USA and Australia. He is currently Executive Chairman of NeuClone Pty Ltd.

Date of appointment	-	Appointed as Non-Executive Director on 8 May 2013 and appointed as Non-Executive Chairman on 17 November 2017

Other current directorships	-	None

Former directorships (in the last 3 years)	-	None

Special responsibilities	-	Chair of Remuneration Committee and Member of Audit and Risk Committee

Mr Pete Meyers	-	Non-Executive Director and Deputy Chairman

Qualifications	-	BS, MBA

Experience and expertise	-	Pete Meyers is currently the Chief Financial Officer of Eagle Pharmaceuticals, Inc. (NASDAQ: EGRX). From May 2016 to January 2017, Mr. Meyers served as the Chief Financial Officer of Motif BioSciences Inc. (NASDAQ: MTFB; AIM: MTFB), where he led the execution of the company’s November 2016 US IPO. From August 2013 to March 2016, Mr. Meyers served as Chief Financial Officer and Treasurer of TetraLogic Pharmaceuticals Corporation (NASDAQ: TLOG), where he led the execution of the company’s December 2013 IPO and subsequent acquisition of Shape Pharmaceuticals, Inc. Prior to his role at TetraLogic, Mr. Meyers spent 18 years in health care investment banking, holding positions of increasing responsibility at Dillon, Read & Co., Credit Suisse First Boston LLC and, most recently, as Co-Head of Global Health Care Investment Banking at Deutsche Bank Securities Inc. Mr. Meyers is the Chairman and President of The Thomas M. Brennan Memorial Foundation, Inc. He earned a Bachelor of Science degree in Finance from Boston College and a Master of Business Administration degree from Columbia Business School.

Date of appointment	-	Appointed as Non-Executive Director on 12 February 2014 and appointed as Non-Executive Deputy Chairman on 17 November 2017

Other current directorships	-	None

Former directorships (in the last 3 years)	-	None

Special responsibilities	-	Chairman of the Audit & Risk Committee, Member of the Remuneration Committee

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DIRECTORS’ REPORT (CONTINUED)

Mr Marc Voigt	-	Executive Director & Chief Executive Officer (CEO)

Qualifications	-	MBA

Experience and expertise	-	Marc has more than 20 years of experience in the financial and biotech industry, having joined the Immutep team in 2011 as the General Manager, European Operations based in Berlin, Germany. In May 2012, he became Immutep ’s Chief Business Officer and in November 2012 its Chief Financial Officer, as well as continuing to focus on its European operations. Having started his career at the Allianz Group working in pension insurances and funds, he moved to net.IPO AG, a publicly-listed boutique investment bank in Frankfurt where he was focused on IPOs and venture capital investments. Marc then worked for a number of years as an investment manager for a midsize venture capital fund based in Berlin, specialising in healthcare. He also gained considerable operational experience while serving in different management roles with Revotar Biopharmaceuticals, Caprotec Bioanalytics and Medical Enzymes AG respectfully, where he handled several successful licensing transactions and financing rounds. Since 2001, Marc has been a judge and coach in BPW, Germany’s largest regional start-up initiative.

Date of appointment	-	9 July 2014

Other current directorships	-	None

Former directorships (in the last 3 years)	-	None

Special responsibilities	-	None

Mr Grant Chamberlain	-	Non-Executive Director

Qualifications	-	LLB (Hons), BCom

Experience and expertise	-	Mr Chamberlain is a partner of One Ventures, one of Australia’s leading venture capital firms. Prior to joining OneVentures in 2017 Mr. Chamberlain was Head of Mergers & Acquisitions and Financial Sponsors Australia at Bank of America Merrill Lynch. Prior to joining Bank of America Merrill Lynch in 2013, Mr Chamberlain held senior positions at Nomura Australia and Deutsche Bank. He has over 20 years’ experience in investment banking and advised on many of the largest mergers and acquisitions transactions in Australia during that time. He began his career as a corporate lawyer at Freehill Hollingdale & Page. Mr Chamberlain earned a Bachelor of Laws with Honours and a Bachelor of Commerce from the University of Melbourne.

Date of appointment	-	21 August 2017

Other current directorships	-	None

Former directorships (in the last 3 years)	-	None

Special responsibilities	-	Member of the Audit and Risk Committee and Remuneration Committee

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DIRECTORS’ REPORT (CONTINUED)

‘Other current directorships’ quoted above are current directorships for listed entities only and excludes directorships in all other types of entities, unless otherwise stated.

‘Former directorships (in the last 3 years)’ quoted above are directorships held in the last 3 years for listed entities only and excludes directorships in all other types of entities, unless otherwise stated.

Meetings of directors

The number of meetings of the Company’s Board of Directors and of each board committee held during the year ended 30 June 2019, and the number of meetings attended by each director were:

	Full Board		Remuneration Committee		Audit and Risk Committee
	Attended	Held	Attended	Held	Attended	Held
Dr Russell Howard	4	4	1	1	2	2
Mr Pete Meyers	4	4	1	1	2	2
Mr Marc Voigt	4	4	—	—	—	—
Mr Grant Chamberlain	4	4	1	1	2	2

Held: represents the number of meetings held during the time the director held office or was a member of the relevant committee.

Management directory

Ms Deanne Miller,

Chief Operating Officer, General Counsel & Company Secretary

Ms Miller has broad commercial experience having held legal, investment banking, regulatory compliance and tax advisory positions, including, Legal Counsel at RBC Investor Services, Associate Director at Westpac Group, Legal & Compliance Manager at Macquarie Group, Regulatory Compliance Analyst at the Australian Securities and Investment Commission, and Tax Advisor at KPMG. She joined the Company as General Counsel and Company Secretary in October 2012 and was promoted to the role of Chief Operating Officer in November 2016. She has a Combined Bachelor of Laws (Honours) and Bachelor of Commerce, Accounting and Finance (double major) from the University of Sydney. She is admitted as a solicitor in NSW and member of the Law Society of NSW.

Dr Frédéric Triebel,

Chief Scientific Officer & Chief Medical Officer

Frédéric Triebel, MD Ph.D., was the scientific founder of Immutep S.A. (2001) and served as the Scientific and Medical Director at Immutep from 2004. Before starting Immutep S.A., he was Professor in Immunology at Paris University. While working at Institut Gustave Roussy (IGR), a large cancer centre in Paris, he discovered the LAG-3 gene in 1990 and continued working on this research program since then, identifying the functions and medical usefulness of this molecule. He headed a research group at IGR while also being involved in the biological follow-up of cancer patients treated in Phase I/II immunotherapy trials. He was Director of an INSERM Unit from 1991 to 1996.

First trained as a clinical haematologist, Prof. Triebel holds a Ph.D. in immunology (Paris University) and successfully developed several research programs in immunogenetics and immunotherapy, leading to 144 publications and 16 patents.

Page | 13

DIRECTORS’ REPORT (CONTINUED)

REMUNERATION REPORT (AUDITED)

The Directors are pleased to present the 2019 remuneration report which sets out remuneration information for Immutep Limited’s Non-Executive Directors, Executive Directors, and key management personnel.

Directors and key management personnel disclosed in this report

Name	Position
Dr Russell Howard	Non – Executive Chairman
Mr Pete Meyers	Non – Executive Director and Deputy Chairman
Mr Marc Voigt	Executive Director & Chief Executive Officer
Mr Grant Chamberlain	Non- Executive Director
Key management personnel
Ms Deanne Miller	Chief Operating Officer, General Counsel & Company Secretary
Dr Frédéric Triebel	Chief Scientific Officer & Chief Medical Officer

The remuneration report is set out under the following main headings:

A Principles used to determine the nature and amount of remuneration

B Details of remuneration

C Service agreements

D Share-based compensation

A. Principles used to determine the nature and amount of remuneration

Remuneration Policy

Remuneration of all Executive and Non-Executive Directors and Officers of the Company is determined by the Remuneration Committee.

Remuneration Governance

The Remuneration Committee is a committee of the board. It is primarily responsible for making recommendations to the board on:

•	non-Executive Director fees

•	remuneration levels of executive directors and other key management personnel

•	the over-arching executive remuneration framework and operation of the incentive plan, and

•	key performance indicators (KPI) and performance hurdles for the executive team.

Their objective is to ensure that remuneration policies and structures are fair and competitive and aligned with the long-term interests of the Company.

The Corporate Governance Statement provides further information on the role of this committee.

Non-Executive Directors’ fees

Non-executive directors’ cash fees are determined within an aggregate directors’ fee pool limit, which is periodically recommended for approval by shareholders. The maximum currently stands at $500,000 per annum and was approved by shareholders at the annual general meeting on 26 November 2010.

The remuneration paid to each director is inclusive of committee fees. No retirement benefits are payable other than statutory superannuation, if applicable.

The 3rd edition of the Corporate Governance Principles and Recommendations released by the ASX Corporate Governance Council (Council) specifies that it is generally acceptable for non-executive directors to receive securities as part of their remuneration to align their interest with the interests of other security holders, however non-executive directors should not receive performance-based remuneration as it may lead to bias in their decision making and compromise their objectivity. Accordingly, as a means of attracting and retaining talented individuals, given the fiscal constraints of a development stage company, the Board has chosen to grant equity in the form of performance rights which vest based only on meeting continuous service conditions. Non-Executive Directors do not receive performance based bonuses and prior shareholder approval is required to participate in any issue of equity.

Page | 14

DIRECTORS’ REPORT (CONTINUED)

A. Principles used to determine the nature and amount of remuneration (continued)

Executive remuneration policy and framework

In determining executive remuneration, the board aims to ensure that remuneration practices are:

•	competitive and reasonable, enabling the Company to attract and retain key talent from both the domestic and international market places,

•	aligned to the Company’s strategic and business objectives and the creation of shareholder value, transparent, and

•	acceptable to shareholders.

The executive remuneration framework has three components:

•	base pay and benefits, including superannuation, social security payments and health insurance

•	short-term performance incentives, and

•	long-term incentives through participation in employee option plans and the grant of performance rights.

Executive remuneration mix

In accordance with the Company’s objective to ensure that executive remuneration is aligned to Company performance, a portion of the executives’ target pay is “at risk”.

Base pay and benefits

Executives receive their base pay and benefits structured as a total employment cost (TEC) package which may be delivered as a combination of cash and prescribed non-financial benefits at the executives’ discretion. Executives are offered a competitive base pay that comprises the fixed component of pay and rewards.

Independent remuneration information is obtained from sources such as independent salary surveys to ensure base pay is set to reflect the market for a comparable role. Base pay for executives is reviewed annually to ensure the executive’s pay is competitive with the market.

In order to obtain the experience required to achieve the Company’s goals, it has been necessary to recruit management from the international marketplace. Accordingly, executive pay is also viewed in light of the market from which our executives are recruited in order to be competitive with the relevant market.

An executive’s pay is also reviewed on promotion. There are no guaranteed base pay increases included in any executives’ contracts. Superannuation benefits are paid on behalf of Australian based executives.

At this stage of the Company’s development, shareholder return is enhanced by the achievement of milestones in the development of the Company’s products. The Company’s Remuneration Policy is not directly based on its financial performance, rather on industry practice, given the Company operates in the biotechnology sector and the Company’s primary focus is research activities with a long-term objective of developing and commercialising the research & development results. At senior management level, performance pay is partly determined by achieving successful capital raising milestones to support its clinical programs and the achievement of clinical milestones in a manner that aligns the executive’s performance pay with value creation for shareholders.

The Company envisages its earnings will remain negative whilst the Company continues in the research and development phase. Shareholder wealth reflects this speculative and volatile market sector.

Short-term incentives

Executives have the opportunity to earn an annual short-term incentive (STI) depending on their accountabilities and impact on the organisation. STIs may be awarded at the end of a performance review cycle for meeting group and individual milestone achievements that align to the Company’s strategic and business objectives at the discretion of the board.

The remuneration committee is responsible for determining the amount of STI to be awarded. To assist in this assessment, the committee receives reports on performance from management. The committee has the discretion to adjust short-term incentives downwards in light of unexpected or unintended circumstances.

In the current pre-commercialisation stage of the Company’s development, it is the Board’s preference to issue non-cash STIs except in unusual circumstances.

Page | 15

DIRECTORS’ REPORT (CONTINUED)

A. Principles used to determine the nature and amount of remuneration (continued)

Non-cash STIs are granted under the Executive Incentive Plan (EIP) which was approved by shareholders at the 2018 Annual General Meeting. In light of our global operations the Board adopted the Company’s incentive arrangements to ensure that it continues to retain and motivate key executives in a manner that is aligned with shareholders’ interests. The Company’s ‘umbrella’ EIP was adopted to allow eligible executives to apply for the grant of performance rights and/or options. Equity incentives granted in accordance with the EIP Rules are designed to provide meaningful remuneration opportunities and will reflect the importance of retaining a world-class management team. The Company endeavours to achieve simplicity and transparency in remuneration design, whilst also balancing competitive market practices in the United States, France, Germany, and Australia.

Long-term incentives

Long-term incentives (LTI) are also provided to certain employees via the EIP. The LTI is intended to:

•	reward high performance and to encourage a high-performance culture

•	align the interest of executives and senior management with those of the company and shareholders

•	provide the company with the means to compete for talented staff by offering remuneration that includes an equity-based component, like many of its competitors

•	Assist with the attraction and retention of key personnel.

Executives and senior managers eligible to participate in the LTI are considered by the Board to be in roles that have the opportunity to significantly influence long-term shareholder value.

The Company may issue eligible participants with performance rights which entitle the holder to subscribe for or be transferred one fully paid ordinary share of the Company for no consideration. Equity-settled performance rights carry no dividend or voting rights.

The performance rights are issued to executive directors and employees for no consideration and are subject to the continuing employment and lapse upon resignation, redundancy or termination, or failure to achieve the specified performance vesting condition. The performance rights will immediately vest and become exercisable if in the Board’s opinion a vesting event occurs (as defined in the plan rules) such as a takeover bid or winding up of the Company. If the performance rights vest and are exercised, the employee receives ordinary shares in the Company for no consideration.

Voting and comments made at the Company’s 2018 Annual General Meeting

The Company received 41.27% “yes” votes and 56.37% undirected proxies open to the chair to vote in favour of the resolution on its remuneration report for the 2018 financial year. The Company addressed specific feedback at the AGM or throughout the year on its remuneration practices.

Page | 16

DIRECTORS’ REPORT (CONTINUED)

B. Details of remuneration

Amounts of remuneration

Details of the remuneration of the directors and key management personnel (defined as those who have the authority and responsibility for planning, directing and controlling the major activities of the consolidated entity) are set out in the following tables.

30-Jun-19	Short-term Benefits				Post Employment Benefits	Long-term Benefits	Share-based Payments			Total
	Cash Salary and fees	Cash bonus	Non Monetary		Super- annuation	Long service leave	Executive Performance Rights		Options Issued
	$	$	$		$	$	$		$	$
Dr R Howard	82,192	—	265,643	[1]	7,808	—	—		—	355,643
Mr P Meyers	—	—	60,928	[2]	—	—	—		—	60,928
Mr G Chamberlain	—	—	127,181	[3]	—	—	—		—	127,181
Mr M Voigt	398,724	72,116	—		—	—	365,988	[4,5]	—	836,828
Other Key Management Personnel
Dr F Triebel	272,243	39,872	—		—	—	245,666	[4,5]	—	557,781
Ms D Miller	220,000	50,000			25,650	11,115	177,979	[4,5]	—	484,744
	973,159	161,988	453,752		33,458	11,115	789,633		—	2,423,105

[1]

Dr Russell Howard was issued 10,000,000 performance rights to vest over 4 tranches in accordance with shareholder approval received at the AGM on 16 November 2018. The 10,000,000 performance rights were granted in lieu of additional cash to compensate Dr Howard for his additional responsibilities due to his elevation to the role of Chairman following the retirement of the previous Chairman from the date of the 2017 AGM. As explained in the Appendix 3Y for Dr Howard released to ASX on 22 December 2017 and the 2018 AGM notice of meeting, the total number of performance rights proposed by the Company was calculated based on 4 years of director’s fees at $60,000 p.a. divided by $0.024 (being the 5 day VWAP up to and including 15 December 2017). However, the fair value of Dr Howard’s performance rights for the purposes of this financial report reflects the prevailing share price as at the date of shareholder approval of his performance rights, in accordance with the applicable accounting standards.

The first tranche of his performance rights (2,500,000 rights) vested on 1 December 2018. (Being for continued service from 18 November 2017 to 17 November 2018). The second tranche of 2,500,000 performance rights is due to vest on 1 December 2019. (Being for continued service from 18 November 2018 to 17 November 2019); The third tranche of 2,500,000 performance rights is due to vest on 1 December 2020. (Being for continued service from 18 November 2019 to 17 November 2020); The final 2,500,000 will vest on 1 December 2021. (Being continued service from 18 November 2020 to 17 November 2021).

[2]

Mr Pete Meyers was issued 10,023,350 performance rights to vest over 4 tranches in lieu of cash for his services as a non-executive director, in accordance with shareholder approval received at the AGM on 25 November 2016. As indicated in the 2016 AGM notice of meeting, the number of performance rights was calculated based on 3.67 years of directors’ fees at $105,000 p.a. divided by $0.0384 (being the 5 day VWAP up to and including 9 September 2016). However, the fair value of his performance rights reflects the prevailing share price as at the date of shareholder approval.

The first tranche of his performance rights (1,814,249 rights) vested on 1 October 2017. (Being for service from 1 February 2017 to 30 September 2017). The second tranche of 2,736,367 performance rights vested on 1 October 2018. (Being for service from 1 October 2017 to 30 September 2018); The third tranche of 2,736,367 performance rights is due to vest on 1 October 2019. (Being for service from 1 October 2018 to 30 September 2019); The final 2,736,367 will vest on 1 October 2020. (Being for service from 1 October 2019 to 30 September 2020).

[3]

Mr G Chamberlain was issued 13,272,356 performance rights to vest over 3 tranches in lieu of cash for his services as a non-executive director, in accordance with shareholder approval received at the AGM on 17 November 2017. As indicated in the 2017 AGM notice of meeting, the number of performance rights was calculated based on 3.12 years of directors’ fees at $90,000 p.a. divided by $0.02111 (being the 5 day VWAP up to and including 21 August 2017). However, the fair value of the performance rights reflects the prevailing share price as at the date of shareholder approval.

The first tranche of his performance rights (4,739,293 rights) vested on 1 October 2018. (Being for service from 21 August 2017 to 30 September 2018). The second tranche of 4,266,531 performance rights is due to vest on 1 October 2019. (Being for service from 1 October 2018 to 30 September 2019); The third tranche of 4,266,531 performance rights is due to vest on 1 October 2020. (Being for service from 1 October 2019 to 30 September 2020).

[4]	Performance Rights issued in prior years vested as follows:

•	On 30 October 2018, 12,254,902 performance rights were forfeited for Mr. M Voigt and 3,676,471 performance rights were forfeited for Ms. D Miller.

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DIRECTORS’ REPORT (CONTINUED)

B. Details of remuneration (continued)

[5]	The Performance Rights issued to Mr M Voigt, Ms D Miller and Dr F Triebel on 4 December 2017 vesting dates are as follows:

•	1/3 vested on 1 December 2017 to Mr M Voigt, Ms D Miller and Dr F Triebel.

•	1/3 vested on 1 December 2018 to Mr M Voigt, Ms D Miller and Dr F Triebel.

•	1/3 is due to vest on 1 December 2019 to Mr M Voigt, Ms D Miller and Dr F Triebel.

Vesting is contingent upon the employee being continuously employed in good standing through the vesting period. The performance rights are subject to accelerated vesting according to agreed terms in each person’s employment contract.

For vesting details of the other Performance Rights please refer to Section D on Share-based compensation below.

30-Jun-18	Short-term Benefits				Post Employment Benefits	Long-term Benefits		Share-based Payments			Total
	Cash Salary and fees	Cash bonus	Non Monetary		Super- annuation	Long service leave	Termination benefits	Executive Performance Rights		Options Issued
	$	$	$		$	$	$	$		$	$
Dr R Howard	90,000	—	—		—	—	—	—		—	90,000
Mr P Meyers	—	—	136,007	[1,2]	—	—	—	—		—	136,007
Mr M Voigt	400,566	101,970	—		—	—	—	836,591	[4,5]	—	1,339,127
Mr G Chamberlain	—	—	138,387	[3]	—	—	—	—		—	138,387
Ms L Turnbull, AO	57,300	—	—		5,443	—	—	—		—	62,743
Mr A Wong	32,215	—	—		3,060	—	—	—		—	35,275
Other Key Management Personnel
Dr F Triebel	261,721	9,620	—		—	—	—	514,991	[4,5]	—	786,332
Ms D Miller	218,333	75,000	—		27,867	11,429	—	388,656	[4,5]	—	721,285
	1,060,135	186,590	274,394		36,370	11,429	—	1,740,238		—	3,309,156

[1]	Mr Pete Meyers was issued 7,720,588 performance rights in lieu of cash for his services as a non-executive director, in accordance with shareholder approval received at the AGM on 14 November 2014.

The first tranche of his performance rights vested to him i.e. 1,715,686 converted to ordinary shares immediately after the shareholder approval was received. (Being for service from date of appointment to 30 September 2014). The second tranche of 2,573,529 performance rights vested on 1 October 2015. (Being for service from 1 October 2014 to 30 September 2015); The third tranche of 2,573,529 performance rights vested on 1 October 2016. (Being for service from 1 October 2015 to 30 September 2016); The final 857,844 vested on 1 October 2017. (Being for service from 1 October 2016 to 31 January 2017).

[2]	Mr Pete Meyers was issued 10,023,350 performance rights in lieu of cash for his services as a non-executive director, in accordance with shareholder approval received at the AGM on 25 November 2016.

The first tranche of his performance rights (1,814,249 rights) vested on 1 October 2017. (Being for service from 1 February 2017 to 30 September 2017). The second tranche of 2,736,367 performance rights is due to vest on 1 October 2018. (Being for service from 1 October 2017 to 30 September 2018); The third tranche of 2,736,367 performance rights is due to vest on 1 October 2019. (Being for service from 1 October 2018 to 30 September 2019); The final 2,736,367 will vest on 1 October 2020. (Being for service from 1 October 2019 to 30 September 2020).

[3]	Mr G Chamberlain was issued 13,272,356 performance rights in lieu of cash for his services as a non-executive director, in accordance with shareholder approval received at the AGM on 17 November 2017.

The first tranche of his performance rights (4,739,293 rights) is due to vest on 1 October 2018. (Being for service from 21 August 2017 to 30 September 2018). The second tranche of 4,266,531 performance rights is due to vest on 1 October 2019. (Being for service from 1 October 2018 to 30 September 2019); The third tranche of 4,266,531 performance rights is due to vest on 1 October 2020. (Being for service from 1 October 2019 to 30 September 2020).

[4]	Performance Rights issued in prior years vested as follows:

•	1/3 vested on 5 August, 2015 to Mr M Voigt and Ms D Miller and on 31 January 2016 for Dr F Triebel.

•	1/3 vested on 5 August, 2016 to Mr M Voigt, Ms D Miller and Dr F Triebel.

•	1/3 vested on 5 August, 2017 to Mr M Voigt, Ms D Miller and Dr F Triebel.

[5]	The Performance Rights issued to Mr M Voigt, Ms D Miller and Dr F Triebel on 4 December 2017 vested as follows:

•	1/3 vested on 4 December 2017 to Mr M Voigt, Ms D Miller and Dr F Triebel.

Vesting is contingent upon the employee being continuously employed in good standing through the vesting period. The performance rights are subject to accelerated vesting according to agreed terms in each person’s employment contract.

For vesting details of the other Performance Rights please refer to Section D on Share-based compensation below.

Page | 18

DIRECTORS’ REPORT (CONTINUED)

B. Details of remuneration (continued)

The relative proportions of remuneration that are linked to performance and those that are fixed are as follows:

Name	Fixed remuneration		At risk – STI		At risk – LTI
	2019	2018	2019	2018	2019	2018
Non-Executive directors
Dr R Howard	100%	100%	—	—	—	—
Mr Pete Meyers	100%	100%	—	—	—	—
Mr Grant Chamberlain	100%	100%	—	—	—	—
Ms L Turnbull, AO	N/A	100%	N/A	—	N/A	—
Mr A Wong	N/A	100%	N/A	—	N/A	—
Executive directors
Mr M Voigt	48%	30%	8%	8%	44%	62%
Other Key Management Personnel
Dr F Triebel	49%	34%	7%	1%	44%	65%
Ms D Miller	51%	35%	11%	11%	38%	54%

Page | 19

DIRECTORS’ REPORT (CONTINUED)

C. Service agreements

Remuneration and other terms of employment for key management personnel are formalised in service agreements. The service agreements specify the components of remuneration, benefits and notice periods. Participating in the STI and LTI plans is subject to the Board’s discretion. Compensation paid to key management personnel is determined by the Remuneration Committee on an annual basis with reference to market salary surveys. Determination of compensation for Non-Executive Directors is detailed on pages 14, 15 and 16 of the directors’ report. Details of the current terms of these agreements are below. Unless stated otherwise, all salaries quoted below are as at 30 June 2019.

Mr Marc Voigt	-	Executive Director & CEO

Agreement commenced:	-	9 July 2014

Details	-

The initial term was for a period of 3 years. This term was subsequently extended for a further 3 years and extended again for an additional term that will expire on 9 July 2026, unless terminated earlier by either party in accordance with the Agreement. Each party is to provide at least 6 months’ notice of its intention to extend the term of the contract.

The contract can be terminated by the company giving 12 months’ notice or by Marc giving 6 months’ notice.

Immutep may make payments in lieu of the period of notice, or for any unexpired part of that notice period.

Base salary including superannuation	-	EUR 250,000

Ms Deanne Miller	-	Chief Operating Officer, General Counsel & Company Secretary

Agreement commenced:	-	17 October 2012

Details	-	The agreement can be terminated with 6 months’ notice. The termination terms are payment of base salary in lieu of notice period.

Base salary including superannuation	-	AUD 240,900

Dr Frédéric Triebel	-	Chief Scientific Officer & Chief Medical Officer

Agreement commenced:	-	12 December 2014

Details	-

Each of the parties may terminate the employment contract and the present Amendment, subject to compliance with the law and the Collective Bargaining Agreement (“CBA”) and notably to a 6-month notice period as set forth in the CBA.

The party which fails to comply with the notice period provisions shall be liable to pay the other an indemnity equal to the salary for the remainder of the notice period.

Base salary including superannuation	-	EUR 170,000

Key management personnel have no entitlement to termination payments in the event of removal for misconduct or gross negligence.

D. Share-based compensation

Issue of shares

There were no shares issued to directors and key management personnel as part of compensation during the year ended 30 June 2019. During the year 60,542,327 performance rights and options were exercised and converted into ordinary shares.

Options

There are no options which were granted in prior years which affected remuneration in this financial year or future reporting years.

Page | 20

DIRECTORS’ REPORT (CONTINUED)

Options (continued)

Options granted under the plan carry no dividend or voting rights. When exercisable, each option is convertible into one ordinary share.

Shares provided on exercise of remuneration options

No ordinary shares in the Company have been issued as a result of the exercise of remuneration options by a director.

Performance rights

The terms and conditions of each grant of performance rights affecting remuneration of key management personnel in this financial year or future reporting years are as follows:

Grant date *	Type of performance right granted	Vesting date and exercisable date	Number of performance rights	Value per right at grant date	% Vested and exercised 30 June 2019
				$
19 Sep 14(b)	LTI – Tranche 2	1 Oct 18	919,118	0.044	—
14 Nov 14(b)	LTI – Tranche 2	1 Oct 18	3,063,725	0.040	—
25 Nov 16(c)	Fixed short-term benefits	1 Oct 18	2,736,367	0.038	100
25 Nov 16(c)	Fixed short-term benefits	1 Oct 19	2,736,367	0.038	—
25 Nov 16(c)	Fixed short-term benefits	1 Oct 20	2,736,367	0.038	—
17 Nov 17(c)	LTI – Tranche 2	1 Oct 18	4,739,294	0.024	100
17 Nov 17(c)	LTI – Tranche 3	1 Oct 19	4,266,531	0.024	—
17 Nov 17(c)	LTI – Tranche 4	1 Oct 20	4,266,531	0.024	—
17 Nov 17(c)	LTI – Tranche 6	1 Dec 18	16,666,667	0.024	100
17 Nov 17(c)	LTI – Tranche 7	1 Dec 19	16,666,666	0.024	—
29 Nov 17(a)	LTI – Tranche 6	1 Dec 18	20,000,000	0.023	100
29 Nov 17(a)	LTI – Tranche 7	1 Dec 19	20,000,000	0.023	—
16 Nov 18(c)	LTI – Tranche 1	1 Dec 18	2,500,000	0.039	100
16 Nov 18(c)	LTI – Tranche 2	1 Dec 19	2,500,000	0.039	—
16 Nov 18(c)	LTI – Tranche 3	1 Dec 20	2,500,000	0.039	—
16 Nov 18(c)	LTI – Tranche 4	1 Dec 21	2,500,000	0.039	—

(a)	Performance hurdles based on individual KPIs have been set for performance rights granted.
(b)

Performance hurdle representing 100% of the total number of performance rights granted – Compound Annual Growth Rate (CAGR) in the share price over the measurement period of at least 20%. Performance rights have been forfeited on 31 October 2018 for not meeting the performance hurdle.

(c)	No performance hurdles have been set with respect to these performance rights granted.
*	In addition to the performance hurdles set, the participant must be employed by the company on the vesting date.

Performance rights granted under the plan carry no dividend or voting rights.

When exercisable, each performance right is convertible into one ordinary share.

Details of performance rights over ordinary shares in the Company provided as remuneration to each director and each of the key management personnel are set out below. The table further shows the percentages of the options granted under the Employee Option Plan that vested and/or were forfeited during the year.

Page | 21

DIRECTORS’ REPORT (CONTINUED)

Details of bonuses and share-based compensation

For each cash bonus and grant of performance rights included in the tables on page 17 to 19, the percentage of the available bonus or grant that was paid, or that vested, in the financial year, and the percentage that was forfeited because the person did not meet the vesting criteria is set out below.

Name	Cash bonus				Share-based compensation benefits (performance rights)
	Paid	Forfeited	Year granted		No Granted	Value of rights at grant date	Vested	Number of rights vested/ excercised during the year	Value of rights at exercise date*******	Forfeited	Financial years in which rights may vest
	%	%				$	%		$	%
Mr R Howard	—	—	2018	*	10,000,000	390,000	25.00	2,500,000	70,000	—	2018, 2019, 2020 & 2021
Mr P Meyers	—	—	2017	**	10,023,350	370,864	45.40	2,736,367	150,500	—	2018, 2019, 2020 & 2021
Mr G Chamberlain	—	—	2017	****	13,272,356	278,719	33.33	4,739,294	260,661		2019, 2020 & 2021
Mr M Voigt	100%	—	2014 2017	*** ******	12,254,902 50,000,000	472,512 1,200,000	— 66.67	— 16,666,667	— 466,667	100 —	2016,2017, 2018 & 2019 2018, 2019 & 2020
Mr F Triebel	—	—	2017	*****	35,000,000	805,000	66.67	11,666,667	326,667	—	2018, 2019 & 2020
Ms D Miller	100%	—	2014 2017	*** *****	3,676,471 25,000,000	162,434 575,000	— 66.67	— 8,333,333	— 208,333	100 —	2016, 2017,2018 & 2019 2018, 2019 & 2020

*

Dr Russell Howard was issued 10,000,000 performance rights in lieu of cash for his services as a non-executive director, in accordance with shareholder approval received at the AGM on 16 November 2018.

The first tranche of his performance rights (2,500,000 rights) vested on 1 December 2018. (Being continued service from 18 November 2017 to 17 November 2018). The second tranche of 2,500,000 performance rights is due to vest on 1 December 2019. (Being continued service from 18 November 2018 to 17 November 2019); The third tranche of 2,500,000 performance rights is due to vest on 1 December 2020. (Being continued service from 18 November 2019 to 17 November 2020); The final 2,500,000 will vest on 1 December 2021. (Being continued service from 18 November 2020 to 17 November 2021).

**	Mr Pete Meyers was issued 10,023,350 performance rights in lieu of cash for his services as a non-executive director, in accordance with shareholder approval received at the AGM on 25 November 2016.

The first tranche of his performance rights vested on 1 October 2017. (Being for service from 1 February 2017 to 30 September 2017). The second tranche of 2,736,367 performance rights vested on 1 October 2018. (Being for service from 1 October 2017 to 30 September 2018); The third tranche of 2,736,367 performance rights is due to vest on 1 October 2019. (Being for service from 1 October 2018 to 30 September 2019); The final 2,736,367 will vest on 1 October 2020. (Being for service from 1 October 2019 to 30 September 2020).

***	Performance rights were granted under the EIP. Short term incentive performance rights vest on 1 October 2015. Long term incentive performance rights vest in two tranches as follows:

•	75% to vest on 2 October, 2017

•	25% to vest on 1 October, 2018

Vesting is contingent upon the employee being continuously employed in good standing through the vesting period. The performance rights are subject to accelerated vesting according to agreed terms in each person’s employment contract.

****

Mr Grant Chamberlain was issued 13,272,356 performance rights in lieu of cash for his services as a non-executive director, in accordance with shareholder approval received at the AGM on 17 November 2017.

The first tranche of 4,739,294 performance rights vested on 1 October 2018. (Being continued service from 21 August 2017 to 30 September 2018). The second tranche of 4,266,531 performance rights vested on 1 October 2019. (Being for service from 1 October 2018 to 30 September 2019); The final 4,266,531 will vest on 1 October 2020. (Being for service from 1 October 2019 to 30 September 2020).

*****	Performance rights were granted under the EIP. Long term incentive performance rights vest in three tranches as follows:

•	1/3 vested on 1 December, 2017

•	1/3 to vest on 1 December, 2018

•	1/3 to vest on 1 December, 2019

Vesting is contingent upon the employee being continuously employed in good standing through the vesting period and meeting pre-determined KPIs. The performance rights are subject to accelerated vesting according to agreed terms in each person’s employment contract.

*******	Performance rights were granted under the EIP. Long term incentive performance rights vest in three tranches as follows:

•	1/3 vested on 1 December, 2017

•	1/3 to vest on 1 December, 2018

•	1/3 to vest on 1 December, 2019

Vesting is contingent upon the employee being continuously employed in good standing through the vesting period. The performance rights are subject to accelerated vesting according to agreed terms in each person’s employment contract.

********

The value at the exercise date of performance rights that were granted as part of remuneration and were exercised during the year has been determined as the intrinsic value of the performance rights at that date.

Equity instruments held by key management personnel

The tables on the following page show the number of:

(i) Options over ordinary shares in the company

(ii) Performance rights over ordinary shares in the company

(iii) Shares in the company that were held during the financial year by key management personnel of the group, including their close family members and entities related to them.

There were no shares granted during the reporting period as compensation.

Page | 22

DIRECTOR’ REPORT (CONTINUED)

(i) Options holdings

2019	Balance at start of the year	Granted	Exercised	Other Changes[1]	Balance at end of the year	Vested and exercisable	Unvested
Options over ordinary shares
Dr Russell Howard	—	—	—	—	—	—	—
Mr Pete Meyers	—	—	—	—	—	—	—
Mr Marc Voigt	—	—	—	—	—	—	—
Mr Grant Chamberlain	—	—	—	—	—	—	—
Ms Lucy Turnbull, AO	—	—	—	—	—	—	—
Mr Albert Wong	—	—	—	—	—	—	—
Ms Deanne Miller	—	—	—	—	—	—	—
Dr Frédéric Triebel[1]	24,000,600	—	—	(24,000,600)	—	—	—

	24,000,600	—	—	(24,000,600)	—	—	—

[1]	The warrants expired on 12 December 2018.

(ii) Performance Rights holdings

2019	Balance at start of the year	Granted	Exercised	Other Changes	Balance at end of the year	Vested and exercisable	Unvested
Performance rights over ordinary shares
Dr Russell Howard	—	10,000,000	(2,500,000)	—	7,500,000	—	—
Mr Pete Meyers	8,209,101	—	(2,736,367)	—	5,472,734	—	—
Mr Marc Voigt	45,588,236	—	(16,666,667)	(12,254,903)	16,666,666	—	—
Mr Grant Chamberlain	13,272,356	—	(4,739,293)	—	8,533,063	—	—
Ms Deanne Miller	20,343,137	—	(8,333,333)	(3,676,471)	8,333,333	—	—
Dr Frédéric Triebel	23,333,334	—	(11,666,667)	—	11,666,667	—	—

	110,746,164	10,000,000	(46,642,327)	(15,931,374)	58,172,463	—	—

(iii) Ordinary Share holdings

2019	Balance at start of the year		Received during the year on exercise of performance rights	Received during the year on the exercise of options	Other changes during the year	Balance at end of the year
Ordinary shares
Dr Russell Howard	—		2,500,000	—	—	2,500,000
Mr Pete Meyers	9,534,837		2,736,367	—	—	12,271,204
Mr Marc Voigt	41,605,293 45	*	16,666,667 —	— —	— —	58,271,960 45
Mr Grant Chamberlain	—		4,739,293	—	—	4,739,293
Ms Deanne Miller	19,768,418		8,333,333	—	(4,957,550)	23,144,201
Dr Frédéric Triebel	32,464,375		11,666,667	—	—	44,131,042

Total ordinary shares	103,372,923		46,642,327	—	(4,957,550)	145,057,700

Total ADR	45		—	—	—	45

*	American Depository Receipts (ADR) traded on the NASDAQ.

This concludes the remuneration report, which has been audited.

Page | 23

DIRECTORS’ REPORT (CONTINUED)

Shares under option

Unissued ordinary shares of Immutep Limited under option at the date of this report are as follows:

Date options granted	Expiration Date	Exercise Price			Number		Listed/Unlisted Options
5 August 2015	4 August 2020		$0.0237		371,445,231		Unlisted
30 October 2015	30 October 2020		$0.057		793,103		Unlisted
7 March 2016	7 March 2021		$0.040		1,026,272		Unlisted
5 August 2015	4 August 2025		$0.025		8,475,995		Unlisted
4 July 2017	5 January 2023	US$	0.025	*	155,371,800	*	Unlisted
21 December 2018	12 February 2022	US$	0.025	*	208,000,000	*	Unlisted
					745,112,401

No option holder has any right under the options to participate in any other share issue of the Company or any other entity.

*

1 American Depository Shares (ADS) listed on NASDAQ equals 100 ordinary shares listed on ASX thus the number of warrants on issue has been grossed up and the exercise price adjusted accordingly in the above table to be comparable.

Page | 24

DIRECTORS’ REPORT (CONTINUED)

Corporate Governance Statement

The Board is committed to achieving and demonstrating the highest standards of corporate governance. The Board continues to refine and improve the governance framework and practices in place to ensure they meet the interests of shareholders.

The Company complies with the Australian Securities Exchange (ASX) Corporate Governance Council’s Corporate Governance Principles and Recommendations – 3RD edition (the Principles). A copy of the company’s Corporate Governance Statement is available at the company’s website at the following address http://www.immutep.com/about-us/corporate-governance.html

Indemnity and insurance of officers

During the financial year, the Company paid a premium to insure the directors and officers of the Company and its controlled entities.

The liabilities insured are legal costs that may be incurred in defending civil or criminal proceedings that may be brought against the officers in their capacity as officers of entities in the group, and any other payments arising from liabilities incurred by the officers in connection with such proceedings.

This does not include such liabilities that arise from conduct involving a wilful breach of duty by the officers or the improper use by the officers of their position or of information to gain advantage for themselves or someone else or to cause detriment to the Company.

Indemnity and insurance of auditor

The Company has not during or since the end of this financial year indemnified or agreed to indemnify the auditor of the Company or any related entity against a liability incurred by the auditor.

During the financial year, the Company has not paid a premium in respect of a contract to insure the auditor of the Company or any related entity.

Proceedings on behalf of the Company

No person has applied to the Court under section 237 of the Corporations Act 2001 for leave to bring proceedings on behalf of the Company, or to intervene in any proceedings to which the Company is a party for the purpose of taking responsibility on behalf of the Company for all or part of those proceedings.

No proceedings have been brought or intervened in on behalf of the Company with leave of the Court under section 237 of the Corporations Act 2001.

Non-audit services

The Company may decide to employ the auditor on assignments additional to their statutory audit duties where the auditor’s expertise and experience with the Company and/or the group are important.

The board of directors has considered the position and, in accordance with advice received from the Audit and Risk Committee, is satisfied that the provision of the non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The directors are satisfied that the provision of non-audit services by the auditor, as set out below, did not compromise the auditor independence requirements of the Corporations Act 2001 for the following reasons:

•	all non-audit services have been reviewed by the audit committee to ensure they do not impact the impartiality and objectivity of the auditor

•	none of the services undermine the general principles relating to auditor independence as set out in APES 110 Code of Ethics for Professional Accountants.

Page | 25

DIRECTORS’ REPORT (CONTINUED)

During the year the following fees were paid or payable for non-audit services provided by the auditor of the parent entity, its related practices and non-related audit firms:

	Consolidated
	30 June 2019	30 June 2018
	$	$
PricewaterhouseCoopers Australia
Other audit and assurance services in relation to regulatory filings overseas	22,950	—
Other services
Network firm of PricewaterhouseCoopers Australia
Due Diligence services	—	—

Total remuneration for non-audit services	22,950	—

Auditor’s independence declaration

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 27.

Auditor

PricewaterhouseCoopers continues in office in accordance with section 327 of the Corporations Act 2001.

This report is made in accordance with a resolution of directors.

On behalf of the directors

Dr Russell Howard

Chairman

Sydney

20 August 2019

Page | 26

Auditor’s Independence Declaration

As lead auditor for the audit of Immutep Limited for the year ended 30 June 2019, I declare that to the best of my knowledge and belief, there have been:

(a)	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

(b)	no contraventions of any applicable code of professional conduct in relation to the audit. This declaration is in respect of Immutep Limited and the entities it controlled during the period.

Eddie Wilkie	Sydney
Partner	20 August 2019
PricewaterhouseCoopers

PricewaterhouseCoopers, ABN 52 780 433 757

One International Towers Sydney, Watermans Quay, Barangaroo NSW 2000, GPO BOX 2650 Sydney NSW 2001

T: +61 2 8266 0000, F: +61 2 8266 9999, www.pwc.com.au

Level 11, 1PSQ, 169 Macquarie Street, Parramatta NSW 2150, PO Box 1155 Parramatta NSW 2124

T: +61 2 9659 2476, F: +61 2 8266 9999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

Page | 27

FINANCIAL STATEMENTS

Contents
Consolidated statement of comprehensive income	29
Consolidated balance sheet	30
Consolidated statement of changes in equity	31
Consolidated statement of cash flows	32
Notes to the consolidated financial statements	33
Directors’ declaration	71
Independent auditor’s report to the members of Immutep Limited	72

General information

These financial statements are the consolidated financial statements of the consolidated entity consisting of Immutep Limited and its subsidiaries. The financial statements are presented in the Australian currency.

Immutep Limited is a listed public company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is:

Level 12

95 Pitt Street

Sydney NSW 2000

A description of the nature of the consolidated entity’s operations and its principal activities is included in the review of operations and activities on pages 4 to 9 and in the directors’ report on pages 10 to 26, both of which are not part of these financial statements.

Through the use of the internet, we have ensured that our corporate reporting is timely and complete.

All press releases, financial reports and other information are available on our website: www.immutep.com

Page | 28

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEAR ENDED 30 JUNE 2019

	Note	Consolidated
		30 June 2019	30 June 2018
		$	$
Revenue
License revenue		139,782	2,630,484
Other income
Research material sales		1,155,065	1,008,678
Grant income		4,342,364	3,214,441
Net gain on foreign exchange		493,736	322,518
Net gain on fair value movement of warrants	14	961,176	—
Interest income		397,281	177,186

Total revenue and other income		7,489,404	7,353,307

Expenses
Research & development and intellectual property	5	(16,591,201)	(9,989,830)
Corporate administrative expenses	5	(6,366,161)	(7,242,061)
Depreciation and amortisation expense	5	(1,879,151)	(1,808,929)
Net loss on fair value movement of warrants	14	—	(189,983)
Net change in fair value of convertible note liability	15	(996,875)	(866,848)

Loss before income tax expense		(18,343,984)	(12,744,344)

Income tax(expense) / benefit	6	—	(1,676)

Loss after income tax expense for the year		(18,343,984)	(12,746,020)

Other Comprehensive Income/(Loss)
Items that may be reclassified to profit or loss
Exchange differences on the translation of foreign operations		558,415	1,329,119

Other comprehensive income/(loss) for the year, net of tax		558,415	1,329,119

Total comprehensive loss for the year		(17,785,569)	(11,416,901)

Loss for the year is attributable to
Owners of Immutep Limited		(18,343,984)	(12,746,020)

Total comprehensive loss for the year is attributable to
Owners of Immutep Limited		(17,785,569)	(11,416,901)

		Cents	Cents (Restated)
Basic loss per share	29	(0.57)	(0.49)
Diluted loss per share	29	(0.57)	(0.49)

The above consolidated statement of comprehensive income should be read in conjunction with the accompanying notes

Page | 29

CONSOLIDATED BALANCE SHEET

AS AT 30 JUNE 2019

	Note	Consolidated
		30 June 2019	30 June 2018
		$	$
ASSETS
Current assets
Cash and cash equivalents	7	16,567,982	23,475,521
Current receivables	8	5,194,126	3,431,994
Other current assets	9	1,779,716	1,735,664

Total current assets		23,541,824	28,643,179

Non-current assets
Plant and equipment	10	52,950	26,449
Intangibles	11	16,946,725	18,329,155

Total non-current assets		16,999,675	18,355,604

TOTAL ASSETS		40,541,499	46,998,783

Current liabilities
Trade and other payables	13	5,060,368	3,663,849
Employee benefits	16	238,570	189,514

Total current liabilities		5,298,938	3,853,363

Non-current liabilities
Convertible note liability	15	7,642,707	6,645,832
Warrant liability	14	3,164,413	2,945,358
Employee benefits	17	47,725	32,303
Deferred tax liability	12	—	—

Total non-current liabilities		10,854,845	9,623,493

TOTAL LIABILITIES		16,153,783	13,476,856

NET ASSETS		24,387,716	33,521,927

EQUITY
Contributed equity	18	221,091,591	213,232,719
Reserves	19	65,533,954	64,874,040
Accumulated losses	19	(262,237,829)	(244,584,832)

Equity attributable to the owners of Immutep Limited		24,387,716	33,521,927

TOTAL EQUITY		24,387,716	33,521,927

The above consolidated balance sheet should be read in conjunction with the accompanying notes

Page | 30

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED 30 JUNE 2019

	Contributed equity	Reserves	Accumulated losses	Total equity
Consolidated	$	$	$	$
Balance at 30 June 2017	195,352,543	63,018,575	(231,838,812)	26,532,306
Other comprehensive income for the year, net of tax	—	1,329,119	—	1,329,119
Loss after income tax expense for the year	—	—	(12,746,020)	(12,746,020)

Total comprehensive income/(loss) for the year	—	1,329,119	(12,746,020)	(11,416,901)
Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs	16,142,679	—	—	16,142,679
Employee share-based payment	—	2,263,843	—	2,263,843
Exercise of vested performance rights	1,737,497	(1,737,497)	—	—

Balance at 30 June 2018	213,232,719	64,874,040	(244,584,832)	33,521,927

Other comprehensive income for the year, net of tax	—	558,415	—	558,415
Loss after income tax expense for the year	—	—	(18,343,984)	(18,343,984)

Total comprehensive income/(loss) for the year	—	558,415	(18,343,984)	(17,785,569)
Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs	4,335,025	—	—	4,335,025
Exercise of warrants	2,043,359	—	690,987	2,734,346
Employee share-based payment	—	1,581,987	—	1,581,987
Exercise of vested performance rights	1,480,488	(1,480,488)	—	—

Balance at 30 June 2019	221,091,591	65,533,954	(262,237,829)	24,387,716

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes

Page | 31

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED 30 JUNE 2019

	Note	Consolidated
		30 June 2019	30 June 2018
		$	$
Cash flows related to operating activities
Payments to suppliers and employees (inclusive of goods and services tax)		(19,553,135)	(13,572,384)
Research material sales		1,064,840	1,005,375
License revenue		139,782	2,630,484
Interest received		410,630	127,033
Tax received / (paid)		—	(1,676)
Grant income received		2,669,806	2,035,997
Payment for security deposit		(18,321)	(1,532)

Net cash (outflows) from operating activities	28	(15,286,398)	(7,776,703)

Cash flows related to investing activities*
Payments for plant and equipment		(41,434)	(11,893)

Net cash (outflows) from investing activities		(41,434)	(11,893)

Cash flows related to financing activities*
Proceeds from issue of shares	18	4,871,250	16,968,200
Proceeds from issue of warrants	14	2,457,259	2,755,375
Proceeds from exercising of warrants	14	1,457,318	—
Share issue transaction costs	18	(536,225)	(825,521)
Transaction costs of warrant issues	5	(236,887)	(493,487)

Net cash inflows from financing activities		8,012,715	18,404,567

Net increase / (decrease) in cash and cash equivalents		(7,315,117)	10,615,971
Effect of exchange rate on cash and cash equivalent		407,578	622,576
Cash and cash equivalents at the beginning of the year		23,475,521	12,236,974

Cash and cash equivalents at the end of the year	7	16,567,982	23,475,521

*	Non-cash investing and financing activities relate mainly to the following:

•	Fair value movement of convertible notes disclosed in Note 15 to the financial statements

•	Fair value movement of warrant liability disclosed in Note 14 to the financial statements

•	Exercise of vested performance rights for no cash consideration disclosed in Note 19 to the financial statements

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes

Page | 32

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of the financial statements are set out below. These policies have been consistently applied to all years presented, unless otherwise stated. The financial statements are for the consolidated entity consisting of the Company and its subsidiaries.

(a) Basis of preparation

These general purpose financial statements have been prepared in accordance with Australian Accounting Standards and Interpretations issued by the Australian Accounting Standards Board (‘AASB’) and the Corporations Act 2001. Immutep Limited is a for-profit entity for the purpose of preparing the financial statements.

(i) Compliance with IFRS

The consolidated financial statements of the Immutep Limited group also comply with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

(ii) New and amended standards adopted by the group

None of the new standards and amendments to standards that are mandatory for the first time for the financial year beginning 1 July 2018 affected any of the amounts recognised in the current period or any prior periods.

(iii) Historical cost convention

The financial statements have been prepared under the historical cost convention, except for, where applicable, financial assets and liabilities (including derivative financial instruments), which are subsequently remeasured to fair value with changes in fair value recognized in profit or loss.

(iv) Critical accounting estimates

The preparation of the financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the consolidated entity’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 3.

(v) Authorisation of financial statements

The financial statements were authorised for issue, in accordance with a resolution of directors, on 20 August 2019. The directors have the power to amend and reissue the financial report.

(b) Principles of consolidation

Subsidiaries are all entities (including structured entities) over which the group has control. The group controls an entity when the group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are deconsolidated from the date that control ceases.

Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the group.

(c) Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker (CODM), who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Board of Directors.

(d) Foreign currency translation

(i) Functional and presentation currency

Items included in the financial statements of each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in Australian dollars, which is the Immutep Limited’s functional and presentation currency.

Page | 33

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(d) Foreign currency translation (continued)

(ii) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in profit or loss, except when they are deferred in equity as qualifying cash flow hedges and qualifying net investment hedges or are attributable to part of the net investment in a foreign operation. Foreign exchange gains and losses that relate to borrowings are presented in the statement of comprehensive income, within finance costs. All other foreign exchange gains and losses are presented separately in the statement of comprehensive income on a net basis.

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognised in profit or loss as part of the fair value gain or loss and translation differences on non-monetary assets such as equities classified as available-for-sale financial assets are recognised in other comprehensive income.

(iii) Group companies

The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet

•

income and expenses for each statement of comprehensive income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and

•	all resulting exchange differences are recognised in other comprehensive income.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other financial instruments designated as hedges of such investments, are recognised in other comprehensive income. When a foreign operation is sold or any borrowings forming part of the net investment are repaid, the associated exchange differences are reclassified to profit or loss, as part of the gain or loss on sale.

(e) Revenue recognition

The Group has applied AASB 15 from 1 July 2018. The accounting policy change has been applied using the modified retrospective approach and did not have any material effect on the financial position or performance of the Group. Revenue is recognised when (or as) the Group satisfies a performance obligation by transferring a promised good or service to a customer. Revenue is presented net of GST, rebates and discounts. Performance obligations are completed at a point in time and over time. Revenue is recognized for the major business activities of the Group as follows:

(i) License revenue

A license may provide another party the right to use the Group’s intellectual property as it exists at the point in time the license is granted. For these licenses, revenue is recognized at a point in time when control transfers to the licensee and the license period begins. At present, the Group is in the research and development phase of operations and license revenue earned is through milestone payments from on-going clinical trials and research.

Milestone payments generally represent a form of variable consideration as the payments are likely to be contingent on the occurrence of future events. Milestone payments are estimated and included in the transaction price based on either the expected value (probability weighted estimate) or most likely amount approach. The most likely amount is likely to be most predictive for milestone payments with a binary outcome (i.e., the company receives all or none of the milestone payment).

Page | 34

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(e) Revenue recognition (continued)

The transaction price is allocated to separate performance obligations based on relative standalone selling prices. If the transaction price includes consideration that varies based on a future event or circumstance (e.g., the completion of a clinical trial phase), the Group would allocate that variable consideration (and any subsequent changes to it) entirely to one performance obligation if both of the following criteria are met:

•

The payment terms of the variable consideration relate specifically to the Group’s efforts to satisfy that performance obligation or transfer the distinct good or service (or to a specific outcome from satisfying that separate performance obligation).

•

Allocating the variable amount entirely to the separate performance obligation or the distinct good or service reflects the amount of consideration to which the Group expects to be entitled in exchange for satisfying that particular performance obligation when considering all of the performance obligations and payment terms in the contract.

Variable consideration is only recognized as revenue when the related performance obligation is satisfied and the Group determines that it is probable that there will not be a significant reversal of cumulative revenue recognised in future periods.

Other income

(i)	Grant income

Grants from the governments, including Australian Research and Development Rebates, France’s Crédit d’Impôt Recherche, and Saxony Development Bank (“Sächsische Aufbaubank”) from Germany, are recognised at their fair value when there is a reasonable assurance that the grant will be received and the Company will comply with all attached conditions. Government grants relating to operating costs are recognised in the Statements of Comprehensive Income as grant income.

(ii)	Research material sales

Revenue from the sale of materials supplied to other researchers in order to conduct further studies on LAG-3 technologies is recognised at a point in time when the materials are delivered, the legal title has passed and the other party has accepted the materials.

(iii)	Research collaboration income

Revenue from services provided in relation to undertaking research collaborations with third parties are recognised over time in the accounting period in which the services are rendered. Revenue is measured based on the consideration specified in the agreement or contract with a third party.

(f) Income tax

The income tax expense or benefit for the period is the tax payable on the current period’s taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the Company’s subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognised if they arise from the initial recognition of goodwill.

Deferred income tax is also not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

Page | 35

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(f) Income tax (continued)

Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses. Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in foreign operations where the Company is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority.

Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Immutep Limited and its wholly-owned Australian controlled entities have implemented the tax consolidation legislation. As a consequence, these entities are taxed as a single entity and the deferred tax assets and liabilities of these entities are set off in the consolidated financial statements.

Current and deferred tax is recognised in profit or loss, except to the extent that it relates to items recognised in other comprehensive income or directly in equity. In this case, the tax is also recognised in other comprehensive income or directly in equity, respectively.

(g) Business combinations

The acquisition method of accounting is used to account for all business combinations, regardless of whether equity instruments or other assets are acquired. The consideration transferred for the acquisition of a subsidiary comprises the fair value of the assets transferred, liabilities incurred to the former owners of the acquired business and the equity interests issued by the group. The consideration transferred also includes the fair value of any asset or liability resulting from a contingent consideration agreement, and the fair value of any pre-existing equity interest in the subsidiary.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date. The group recognises any non-controlling interest in the acquired entity on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets.

Acquisition-related costs are expensed as incurred.

The excess of the consideration transferred and the amount of any non-controlling interests in the acquiree over the fair value of the Group’s share of the net identifiable assets acquired is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the subsidiary acquired and the measurement of all amounts has been reviewed, the difference is recognised directly in profit and loss as a bargain purchase.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Contingent consideration is classified either as equity or a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value with changes in fair value recognised in profit or loss.

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date. Any gains or losses arising from such remeasurement are recognised in profit and loss.

Page | 36

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(h) Impairment of assets

Goodwill and intangible assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds it recoverable amount.

The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at the end of each reporting period.

(i) Cash and cash equivalents

For the purpose of presentation in the statement of cash flows, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities in the balance sheet.

(j) Current receivables

Current receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. Amount receivable in relation to Goods and Services Tax (GST) and Value Added Tax (VAT) are due from the local taxation authorities and recorded based on the amount of GST and VAT paid on purchases. They are presented as current assets unless collection is not expected for more than 12 months after the reporting date.

Collectability of current receivables is reviewed on an ongoing basis. Receivables which are known to be uncollectible are written off by reducing the carrying amount. An allowance account is used when there is objective evidence that the group will not be able to collect all amounts due.

(k) Financial Instruments

Recognition and derecognition

Financial assets and financial liabilities are recognised when the Group becomes a party to the contractual provisions of the financial instrument and are measured initially at fair value adjusted by transactions costs, except for those carried at fair value through profit or loss, which are measured initially at fair value. Subsequent measurement of financial assets and financial liabilities are described below. Financial assets are derecognised when the contractual rights to the cash flows from the financial asset expire, or when the financial asset and substantially all the risks and rewards are transferred. A financial liability is derecognised when it is extinguished, discharged, cancelled or expires.

Classification and initial measurement of financial assets

All financial assets are initially measured at fair value adjusted for transaction costs (where applicable), except for those trade receivables that do not contain a significant financing component and are measured at the transaction price in accordance with AASB 15.

Page | 37

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(k) Financial Instruments (continued)

Subsequent measurement of financial assets

For the purpose of subsequent measurement, financial assets are classified into the following categories upon initial recognition:

•	financial assets at amortised cost

•	financial assets at fair value through profit or loss

•	financial assets at fair value through other comprehensive income

Classifications are determined by both:

•	The entity’s business model for managing the financial asset

•	The contractual cash flow characteristics of the financial assets

All income and expenses relating to financial assets that are recognised in profit or loss are presented within finance costs, finance income or other financial items, except for impairment of trade receivables which is presented within other expenses.

Financial assets at amortised cost

Financial assets are measured at amortised cost if the assets meet the following conditions (and are not designated as FVPL):

•	they are held within a business model whose objective is to hold the financial assets and collect its contractual cash flows

•	the contractual terms of the financial assets give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding

After initial recognition, these are measured at amortised cost using the effective interest method. Discounting is omitted where the effect of discounting is immaterial. The Group’s cash and cash equivalents, trade and most other receivables fall into this category of financial instruments.

Financial assets at fair value through profit or loss (FVPL) and financial assets at fair value through other comprehensive income (FVOCI)

Neither financial assets at fair value through profit or loss (FVPL) nor financial assets at fair value through other comprehensive income (FVOCI) is relevant to the Group’s current operation.

Impairment of financial assets

AASB 9 requires more forward-looking information to recognize expected credit losses—the ‘expected credit losses (ECL) model’. The impairment of financial assets including trade receivables is now assessed using an expected credit loss model; previously the incurred loss model was used. The accounting policy change has been applied retrospectively and did not have any material effect on the financial position or performance of the Group.

Classification and measurement of financial liabilities

The Group’s financial liabilities comprise trade and other payables. Financial liabilities are initially measured at fair value, and, where applicable, adjusted for transaction costs unless the Group designated a financial liability at fair value through profit or loss. Subsequently, financial liabilities are measured at amortised cost using the effective interest method.

All interest-related charges and, if applicable, changes in an instruments’ fair value that are reported in profit or loss are included.

Page | 38

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(l) Plant and equipment

Plant and equipment is stated at historical cost less depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Depreciation on other assets is calculated using the straight-line method to allocate their cost, net of their residual values, over their estimated useful lives as follows:

- Computers – 3 years

- Plant and equipment – 3-5 years

- Furniture – 3-5 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (note 1(h)). Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in profit or loss.

(m) Intangible assets

(i) Intellectual property

Costs incurred in acquiring intellectual property are capitalised and amortised on a straight line basis over a period not exceeding the life of the patents, which averages 14 years. Where a patent has not been formally granted, the company estimates the life of the granted patent in accordance with the provisional application.

Costs include only those costs directly attributable to the acquisition of the intellectual property. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (note 1(h)).

(ii) Research and development

Research expenditure on internal projects is recognised as an expense as incurred. Costs incurred on development projects (relating to the design and testing of new or improved products) are recognised as intangible assets when it is probable that the project will, after considering its commercial and technical feasibility, be completed and generate future economic benefits and its costs can be measured reliably. The expenditure that could be recognised comprises all directly attributable costs, including costs of materials, services, direct labour and an appropriate proportion of overheads. Other expenditures that do not meet these criteria are recognised as an expense as incurred.

As the Company has not met the requirement under the standard to recognise costs in relation to development, these amounts have been expensed.

Development costs previously recognised as an expense are not recognised as an asset in a subsequent period. Capitalised development costs are recorded as intangible assets and amortised from the point at which the asset is ready for use on a straight line basis over its useful life.

(iii) Goodwill

Goodwill is measured as described in (note 1(g)). Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill is not amortised but it is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Page | 39

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(n) Trade and other payables

These amounts represent liabilities for goods and services provided to the group prior to the end of financial year which are unpaid.

The amounts are unsecured and are usually paid within 30 days of recognition. Trade and other payables are presented as current liabilities unless payment is not due within 12 months from the reporting date. They are recognised initially at their fair value and subsequently measured at amortised cost using the effective interest method.

(o) Compound instruments

Convertible notes, including the attached options and warrants, issued to Ridgeback Capital Investments are accounted for as share based payments when the fair value of the instruments are higher than the consideration received, representing intangible benefits received from the strategic investor. The difference between the fair value and consideration received at issuance of the convertible notes and attached options and warrants is recognised immediately in profit and loss as a share-based payment charge.

If options or warrants contain a settlement choice between cash or shares, this settlement choice constitutes a compound feature of the convertible notes, which triggers the separation of debt and equity components to be accounted for separately. The liability component is measured at fair value at initial recognition and subsequent changes in fair value are recognised in profit and loss. The difference between the fair value of the convertible notes and the liability component at inception is accounted as an equity element and not remeasured subsequently.

(p) Finance costs

Finance costs are expensed in the period in which they are incurred.

(q) Employee benefits

(i) Short-term obligations

Liabilities for wages and salaries, including non-monetary benefits and accumulating annual leave that are expected to be settled wholly within 12 months after the end of the period in which the employees render the related service are recognised in respect of employees’ services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled. Liabilities for non-accumulating sick leave are recognised when the leave is taken and measured at the rates paid or payable.

(ii) Other long-term employee benefit obligations

The liabilities for long service leave and annual leave that are not expected to be settled wholly within 12 months after the end of the period in which the employees render the related service are measured at the present value of expected future payments to be made in respect of services provided by employees up to the end of the reporting period using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the end of the reporting period of corporate bonds with terms and currencies that match, as closely as possible, the estimated future cash outflows. Remeasurements as a result of experience adjustments are recognised in profit or loss. The obligations are presented as current liabilities in the balance sheet if the entity does not have an unconditional right to defer settlement for at least twelve months after the reporting period, regardless of when the actual settlement is expected to occur.

Page | 40

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(q) Employee benefits (continued)

(iii) Retirement benefit obligations

The group does not maintain a group superannuation plan. The group makes fixed percentage contributions for all Australian resident employees to complying third party superannuation funds. The group has no statutory obligation and does not make contributions on behalf of its resident employees in the USA and Germany. The group’s legal or constructive obligation is limited to these contributions. Contributions to complying third party superannuation funds are recognised as an expense as they become payable.

(iv) Share-based payments

Share-based compensation benefits are provided to employees via the Executive Incentive Plan (EIP). Information relating to these schemes is set out in note 30.

The fair value of performance rights and options granted under the EIP are recognised as an employee benefits expense with a corresponding increase in equity. The total amount to be expensed is determined by reference to the fair value of the options granted, which includes any market performance conditions and the impact of any non-vesting conditions but excludes the impact of any service and non-market performance vesting conditions.

Non-market vesting conditions are included in assumptions about the number of options that are expected to vest. The total expense is recognised over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each period, the entity revises its estimates of the number of options that are expected to vest based on the non-marketing vesting conditions. It recognises the impact of the revision to original estimates, if any, in profit or loss, with a corresponding adjustment to equity.

(v) Termination benefits

Termination benefits are payable when employment is terminated before the normal employment contract expiry date. The group recognises termination benefits when it is demonstrably committed to terminating the employment of current employees.

(vi) Bonus plan

The group recognises a liability and an expense for bonuses. The group recognises a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

(r) Contributed equity

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(s) Earnings per share

(i) Basic earnings per share

Basic earnings per share is calculated by dividing:

•	the profit or loss attributable to owners of the Company

•

by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year. Bonus elements have been included in the calculation of the weighted average number of ordinary shares and has been retrospectively applied to the prior financial year.

(ii) Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account:

•	the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares, and

•	the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.

Page | 41

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(t) Goods and Services Tax and other similar taxes (‘GST’)

Revenues, expenses and assets are recognised net of the amount of associated GST, unless the GST incurred is not recoverable from the taxation authority. In this case it is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the taxation authority is included with other receivables or payables in the balance sheet.

Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the taxation authority, are presented as operating cash flows. Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the tax authority.

(u) New Accounting Standards and Interpretations issued but not yet early adopted

Certain new accounting standards and interpretations have been published that are not mandatory for 30 June 2019 reporting periods and have not been early adopted by the company. The company’s assessment of the impact of these new standards and interpretations is set out below:

AASB 16 Leases

AASB 16 was issued in February 2016. It will result in almost all leases being recognised on the balance sheet, as the distinction between operating and finance leases is removed. Under the new standard, an asset (the right to use the leased item) and a financial liability to pay rentals are recognised. The only exceptions are short-term and low-value leases. The accounting for lessors will not significantly change.

The new standard will have limited impacts on the financial statements when applied to future periods, as the Group currently has no significant off-balance sheet lease commitments. The standard is mandatory for first interim periods within annual reporting periods beginning on or after 1 January 2019. The Group does not intend to adopt the standard before its effective date.

Please see note 24 for details of the Group’s operating lease commitments.

There are no other standards and interpretations that are not yet effective and that are expected to have a material impact on the Group in the current or future reporting periods and on foreseeable future transactions.

(v) Parent entity financial information

The financial information for the parent entity, Immutep Limited, disclosed in note 31 has been prepared on the same basis as the consolidated financial statements, except as set out below.

(i) Investments in subsidiaries

Investments in subsidiaries are accounted for at cost in the financial statements of Immutep Limited.

(ii) Tax consolidation legislation

Immutep Limited and its wholly-owned Australian controlled entities have implemented the tax consolidation legislation. The head entity, Immutep Limited, and the controlled entities in the tax consolidated group account for their own current and deferred tax amounts. These tax amounts are measured as if each entity in the tax consolidated group continues to be a standalone taxpayer in its own right.

The entities have also entered into a tax funding agreement under which the wholly-owned entities fully compensate for any current tax payable assumed and are compensated by the head entity for any current tax receivable and deferred tax assets relating to unused tax losses or unused tax credits that are transferred to the head entity under the tax consolidation legislation. The funding amounts are determined by reference to the amounts recognised in the wholly-owned entities’ financial statements.

Page | 42

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(v) Parent entity financial information (continued)

The amounts receivable/payable under the tax funding agreement are due upon receipt of the funding advice from the head entity, which is issued as soon as practicable after the end of each financial year. The head entity may also require payment of interim funding amounts to assist with its obligations to pay tax instalments. Assets or liabilities arising under tax funding agreements with the tax consolidated entities are recognised as current amounts receivable from or payable to other entities in the group. Any difference between the amounts assumed and amounts receivable or payable under the tax funding agreement are recognised as a contribution to (or distribution from) wholly-owned tax consolidated entities.

(iii) Share-based payments

The grant by the Company of options over its equity instruments to the employees of subsidiary undertakings in the group is treated as a capital contribution to that subsidiary undertaking. The fair value of employee services received, measured by reference to the grant date fair value, is recognised over the vesting period as an increase to investment in subsidiary undertakings, with a corresponding credit to equity.

NOTE 2 FINANCIAL RISK MANAGEMENT

The group’s activities expose it to a variety of financial risks: market risk (including currency risk), credit risk and liquidity risk. The group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the group.

The group may use derivative financial instruments such as foreign exchange contracts to hedge certain risk exposures. Derivatives are exclusively used for hedging purposes, i.e. not as trading or other speculative instruments. The group hedges its foreign exchange risk exposure arising from future commercial transactions and recognised assets and liabilities using forward contracts or natural hedging. The group uses different methods to measure different types of risk to which it is exposed. These methods include sensitivity analysis and cash flow forecasting in the case of foreign exchange and aging analysis for credit risk.

Risk management is carried out by senior management under policies approved by the board of directors. Management identifies, evaluates and hedges financial risks in close co-operation with the group’s operating units. The board provides the principles for overall risk management, as well as policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and investment of excess liquidity.

(a) Market risk

Foreign exchange risk

The group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US dollar and Euro.

Foreign exchange risk arises from future commercial transactions and recognised assets and liabilities denominated in a currency that is not the entity’s functional currency. The risk is measured using sensitivity analysis and cash flow forecasting.

Management has set up a policy to manage the Company’s exchange risk within the group companies. The group may hedge its foreign exchange risk exposure arising from future commercial transactions and recognised assets and liabilities using forward contracts or natural hedging.

The group considers using forward exchange contracts to cover anticipated cash flows in USD and Euro periodically. This policy is reviewed regularly by directors from time to time. There were no outstanding foreign exchange contracts as at 30 June 2019 and 30 June 2018.

Page | 43

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 FINANCIAL RISK MANAGEMENT (CONTINUED)

(a) Market risk (continued)

Foreign exchange risk (continued)

The group’s exposure to foreign currency risk at the end of the reporting period, expressed in Australian dollars, was as follows:

	30 June 2019		30 June 2018
	USD	EUR	USD	EUR
Cash in bank	10,023,299	1,556,444	7,788,802	2,163,426
Trade and other receivables	85,555	3,740,827	—	2,541,056
Trade and other payables	(921,843)	(1,267,647)	(1,226,364)	(315,485)

Sensitivity

Based on the financial assets and liabilities held at 30 June 2019, had the Australian dollar weakened/ strengthened by 10% against the US dollar with all other variables held constant, the group’s post-tax loss for the year would have been $918,701 lower/$918,701 higher (2018 – $656,244 lower/$656,244 higher)

Based on the financial instruments held at 30 June 2019, had the Australian dollar weakened/ strengthened by 10% against the Euro with all other variables held constant, the group’s post-tax loss for the year would have been $402,962 lower/$402,962 higher (2018 – $438,900 lower/$438,900 higher), mainly as a result of foreign exchange gains/losses on translation of Euro denominated financial instruments.

Any changes in post-tax loss will have an equivalent change to equity.

The US warrants financial liability will be equity-based settled upon exercise of the US warrants. However, as the exercise will be done with an exercise price in US dollars, there is a foreign exchange risk due to the subsequent translation to Australian dollars.

Currently the group’s exposure to other foreign exchange movements is not material.

(b) Credit risk

Credit risk is managed on a group basis. Credit risk arises from cash and cash equivalents, derivative financial instruments and deposits with banks. For banks, only independently rated parties with a minimum rating of ‘A’ according to ratings agencies are accepted.

The credit quality of financial assets that are neither past due nor impaired can be assessed by reference to external credit ratings:

	30 June 2019	30 June 2018
	$	$
Cash at bank and short-term bank deposits
Minimum rating of A	16,567,982	23,475,521

Page | 44

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 FINANCIAL RISK MANAGEMENT (CONTINUED)

(c) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash to meet obligations when due. At the end of the reporting period the group held deposits at call of $16,567,982 (2018 – $23,475,521) that are expected to readily generate cash inflows for managing liquidity risk.

Management monitors rolling forecasts of the group’s liquidity reserve cash and cash equivalents (Note 7) on the basis of expected cash flows. In addition, the group’s liquidity management policy involves projecting cash flows in major currencies and considering the level of liquid assets necessary to meet these.

As outlined in Note 3, the Company’s monitoring of its cash requirements extends to the consideration of potential capital raising strategies and an active involvement with its institutional and retail investor base.

Maturities of financial liabilities

The tables below analyse the group’s financial liabilities into relevant maturity groupings based on their contractual maturities for:

(a) all non-derivative financial liabilities, and

(b) net and gross settled derivative financial instruments for which the contractual maturities are essential for an understanding of the timing of the cash flows.

The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances as the impact of discounting is not significant.

Contractual maturities of financial liabilities	Less than 12 months	> 5 years	Total contractual cash flows	Carrying Amount
At 30 June 2019	$	$	$	$

Non-Derivatives
Trade and other payables	5,060,368	—	5,060,368	5,060,368
Convertible note liability (refer note 15)	—	17,876,076	17,876,076	7,642,707

	5,060,368	17,876,076	22,936,444	12,703,075

Contractual maturities of financial liabilities	Less than 12 months	> 5 years	Total contractual cash flows	Carrying Amount
At 30 June 2018	$	$	$	$
Non-Derivatives
Trade and other payables	3,663,849	—	3,663,849	3,663,849
Convertible note liability (refer note 15)	—	17,876,076	17,876,076	6,645,832

	3,663,849	17,876,076	21,539,925	10,309,681

(d) Fair value measurements

The following table presents the group’s financial assets and financial liabilities measured and recognised at fair value at 30 June 2019 and 30 June 2018 on a recurring basis:

At 30 June 2019	Level 1	Level 2	Level 3	Total
	$	$	$	$
Liabilities
Convertible note liability	—	—	7,642,707	7,642,707
Warrant liability	—	3,164,413	—	3,164,413

Total liabilities	—	3,164,413	7,642,707	10,807,120

Page | 45

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 FINANCIAL RISK MANAGEMENT (CONTINUED)

(d) Fair value measurements (continued)

At 30 June 2018	Level 1	Level 2	Level 3	Total
	$	$	$	$
Liabilities
Convertible note liability	—	—	6,645,832	6,645,832
Warrant liability	—	2,945,358	—	2,945,358

Total liabilities	—	2,945,358	6,645,832	9,591,190

(i) Valuation techniques used to determine fair values

Level 1: The fair value of financial instruments trade in active markets (such as publicly traded derivatives, and trading and available-for-sale securities) is based on quoted (unadjusted) market prices at the end of the reporting period. The quoted market price used for financial assets held by the group is the current bid price. These instruments are included in level 1.

Level 2: The fair value of financial instruments that are not traded in an active market (for example over-the-counter derivatives) is determined using valuation techniques. These valuation techniques maximise the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.

Specific valuation techniques used to value financial instruments include:

•	The use of quoted market prices or dealer quotes for similar instruments

•	The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves

•	The fair value of forward foreign exchange contracts is determined using forward exchange rates at the balance sheet date

•	The fair value of the remaining financial instruments is determined using discounted cash flow analysis.

(ii) Fair value measurements using value techniques

•	There are no financial instruments as at 30 June 2019 under Level 1.

•	Level 2 financial instruments consist of warrant liabilities. Refer to Note 14 for details of fair value measurement.

•	Level 3 financial instruments consist of convertible notes. Refer to Note 15 for details of fair value measurement.

(iii) Valuation inputs and relationships to fair value

For US warrant valuation inputs under Level 2, please refer to Note 14.

The following table summarises the quantitative information about the significant inputs used in level 3 fair value measurements:

Description	Fair value at 30 June 2019 $	Unobservable inputs	Range of inputs
Convertible note	7,642,707	Face value	13,750,828
		Interest rate of note	3%
		Risk adjusted interest rate	15%

(iv) Valuation process

The convertible note was valued using a discounted cashflow model.

Page | 46

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 CRITICAL ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances.

The group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Research and Development tax grant

Research and development grant income is estimated based on an assessment of qualifying research and development expenditure in each tax jurisdiction. There is some judgement required in assessing the quantum of grant income to recognise due to the complexity of the legislation in each tax jurisdiction.

Development

The consolidated entity has expensed all internal development expenditure incurred during the year as the costs relate to the initial expenditure for development of biopharmaceutical products and the generation of future economic benefits is not considered probable given the current stage of development. It was considered appropriate to expense the development costs as they did not meet the criteria to be capitalised under AASB 138 Intangible Assets.

Liquidity

The Group has experienced significant recurring operating losses and negative cash flows from operating activities since its inception. As at 30 June 2019, the Group holds cash and cash equivalents of $16,567,982 (2018: $23,475,521). Subsequent to the financial year end, the company also raised additional share capital of approximately $10 million (see note 27).

In line with the Company’s financial risk management, the directors have carefully assessed the financial and operating implications of the above matters, including the expected cash outflows of ongoing research and development activities of the Group over the next 12 months. Based on this consideration, the directors are of the view that the Group will be able to pay its debts as and when they fall due for at least 12 months following the date of these financial statements and that it is appropriate for the financial statements to be prepared on a going concern basis.

Monitoring and addressing the ongoing cash requirements of the Group is a key focus of the directors. This involves consideration of alternative future capital raising initiatives and an active engagement with potential retail and institutional investors alike.

Amortisation of intellectual property

Costs incurred in acquiring intellectual property are capitalised and amortised on a straight line basis over a period not exceeding the life of the patents. Where a patent has not been formally granted, the company estimates the life of the granted patent in accordance with the provisional application.

Costs include only those costs directly attributable to the acquisition of the intellectual property. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount. Refer to note 1(h).

NOTE 4 SEGMENT REPORTING

Identification of reportable operating segments

Operating segments are reported in a manner consistent with internal reports which are reviewed and used by Management and the Board of Directors, who is identified as the Chief Operating Decision Maker (‘CODM’). The Group operates in one operating segment, being Cancer Immunotherapy.

Page | 47

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 SEGMENT REPORTING (CONTINUED)

Operating segment information

30 June 2019	Cancer Immunotherapy	Unallocated	Consolidated
	$	$	$
Revenue
License revenue	139,782	—	139,782
Other Income
Research material sales	1,155,065	—	1,155,065
Grant income	4,342,364	—	4,342,364
Net gain on fair value movement of warrants	—	961,176	961,176
Net gain on foreign exchange	—	493,736	493,736
Interest income	—	397,281	397,281

Total revenue and other income	5,637,211	1,852,193	7,489,404

Result
Segment result	(20,196,177)	1,852,193	(18,343,984)

Profit/(loss) before income tax expense	(20,196,177)	1,852,193	(18,343,984)

Income tax expense	—	—	—

Loss after income tax expense	(20,196,177)	1,852,193	(18,343,984)

Total segment assets	40,541,499	—	40,541,499

Total segment liabilities	16,153,783	—	16,153,783

30 June 2018	Cancer Immunotherapy	Unallocated	Consolidated
	$	$	$
Revenue
License revenue	2,630,484	—	2,630,484
Other Income	—	—
Research material sales	1,008,678	—	1,008,678
Grant income	3,214,441	—	3,214,441
Net gain on foreign exchange	—	322,518	322,518
Interest income	—	177,186	177,186

Total revenue and other income	6,853,603	499,704	7,353,307

Result
Segment result	(13,054,065)	309,721	(12,744,344)

Profit/(loss) before income tax expense	(13,054,065)	309,721	(12,744,344)

Income tax expense			(1,676)

Loss after income tax expense			(12,746,020)

Total segment assets	46,998,783	—	46,998,783

Total segment liabilities	13,476,856	—	13,476,856

Page | 48

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 EXPENSES

	Consolidated
	30 June 2019	30 June 2018
	$	$
Loss before income tax includes the following specific expenses:
Research & development and intellectual property
Research and development	15,756,727	8,972,321
Intellectual property management	834,474	1,017,509

Total research & development and intellectual property	16,591,201	9,989,830

Corporate administrative expenses
Auditor’s remuneration	297,028	258,570
Directors fees and employee expenses	1,578,583	1,703,671
Employee share-based payment expenses	1,581,987	2,263,843
US warrants transaction costs	236,887	493,487
Other administrative expenses	2,671,676	2,522,490

Total corporate administrative expenses	6,366,161	7,242,061

Depreciation
Plant and equipment	4,024	1,917
Computer	10,206	7,814
Furniture and fittings	1,269	893

Total depreciation	15,499	10,624

Amortisation
Patents	—	—
Intellectual property	1,863,652	1,798,305

Total amortisation	1,863,652	1,798,305

Total depreciation and amortisation	1,879,151	1,808,929

Net change in fair value of convertible note liability	996,875	866,848

Net change in fair value of warrants	(961,176)	189,983

Page | 49

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 INCOME TAX EXPENSE

	Consolidated
	30 June 2019	30 June 2018
	$	$
Current tax
Current tax on results for the year	—	1,676

Total current tax expense	—	1,676

Deferred income tax
(Decrease)/Increase in deferred tax assets	342,349	(103,660)
Increase/(Decrease) in deferred tax liabilities	(342,349)	103,660

Total deferred tax benefit	—	—

Income tax expense	—	1,676

	Consolidated
	30 June 2019	30 June 2018
	$	$
Numerical reconciliation of income tax expense to prima facie tax expense
Loss before income tax expense	(18,343,984)	(12,744,344)

Tax at the Australian tax rate of 27.5% (2018: 27.5%)	(5,044,596)	(3,504,695)

Tax effect amounts which are not deductible/(taxable) in calculating taxable income:
Non-deductible share based payments	435,046	807,896
Other non-deductible expenses	3,771,771	2,962,323
Non-assessable income	(1,445,111)	(883,971)
Capital listing fee	(99,976)	(79,152)
Difference in overseas tax rates*	2,040,517	828,289

	(342,349)	130,690
Net adjustment to deferred tax assets and liabilities for tax losses and temporary differences not recognised	342,349	(129,014)

Income tax (benefit)/expense**	—	1,676

*

Difference in overseas tax rate is largely as a result of the corporate income tax rate of 15% applicable to the Immutep subsidiary in France for the tax year before 31 December 2018 and 10% applicable for the tax year after 1 January 2019.

**	Income tax expense relates to tax payable in the United States the prior year.

	Consolidated
	30 June 2019	30 June 2018
	$	$
Deferred tax assets for tax losses not recognised comprises:
Carried forward tax losses benefit	35,493,421	33,754,731

Total deferred tax asset for tax losses not recognised	35,493,421	33,754,731

Page | 50

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 INCOME TAX EXPENSE (CONTINUED)

The above potential tax benefit for tax losses has not been recognised in the consolidated balance sheet as the recovery of this benefit is not probable. There is no expiration date for the tax losses carried forward. The estimated amount of cumulative tax losses at 30 June 2019 was $142,688,221 (2018:$ 126,743,409). Utilisation of these tax losses is dependent on the parent entity and its subsidiaries satisfying certain tests at the time the losses are recouped.

NOTE 7 CURRENT ASSETS – CASH AND CASH EQUIVALENTS

	Consolidated
	30 June 2019	30 June 2018
	$	$
Cash on hand	360	422
Cash at bank	3,735,995	5,932,433
Cash on deposit	12,831,627	17,542,666

	16,567,982	23,475,521

The above cash and cash equivalent are held in AUD, USD, and Euro. The interest rates on these deposits range from 0% to 2.44% in 2019 (0% to 2.73% in 2018).

NOTE 8 CURRENT RECEIVABLES

	Consolidated
	30 June 2019	30 June 2018
	$	$
GST receivable	267,703	170,926
Accounts receivables and R&D grants receivable	4,926,423	3,261,068

	5,194,126	3,431,994

Due to the short-term nature of these receivables, the carrying value is assumed to be their fair value at 30 June 2019. No receivables were impaired or past due.

NOTE 9 OTHER CURRENT ASSETS

	Consolidated
	30 June 2019	30 June 2018
	$	$
Prepayments*	1,685,659	1,646,579
Security deposit	57,164	38,843
Accrued interest	36,893	50,242

	1,779,716	1,735,664

*	Prepayments are largely in relation to prepaid insurance and deposits paid to organisations involved in the clinical trials.

Page | 51

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 NON-CURRENT ASSETS – PLANT AND EQUIPMENT

	Plant and Equipment	Computers	Furniture and fittings	Total
	$	$	$	$
At 30 June 2017
Cost or fair value	510,188	48,919	8,030	567,137
Accumulated depreciation	(498,948)	(37,167)	(6,820)	(542,935)

Net book amount	11,240	11,752	1,210	24,202

Year ended 30 June 2018
Opening net book amount	11,240	11,752	1,210	24,202
Exchange differences	638	314	26	978
Additions	1,312	10,581	—	11,893
Disposals	—	—	—	—
Depreciation charge	(1,917)	(7,814)	(893)	(10,624)

Closing net book amount	11,273	14,833	343	26,449

At 30 June 2018
Cost or fair value	524,746	61,585	8,475	594,806
Accumulated depreciation	(513,473)	(46,752)	(8,132)	(568,357)

Net book amount	11,273	14,833	343	26,449

Year ended 30 June 2019
Opening net book amount	11,273	14,833	343	26,449
Exchange differences	353	226	(13)	566
Additions	17,027	11,051	13,356	41,434
Disposals	—	—	—	—
Depreciation charge	(4,024)	(10,206)	(1,269)	(15,499)

Closing net book amount	24,629	15,904	12,417	52,950

At 30 June 2019
Cost or fair value	548,380	73,966	22,049	644,395
Accumulated depreciation	(523,751)	(58,062)	(9,632)	(591,445)

Net book amount	24,629	15,904	12,417	52,950

Page | 52

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 NON-CURRENT ASSETS – INTANGIBLES

	Patents	Intellectual Property	Goodwill	Total
	$	$	$	$
At 30 June 2017
Cost or fair value	1,915,671	23,343,253	109,962	25,368,886
Accumulated amortisation	(1,915,671)	(4,432,879)	—	(6,348,550)

Net book amount	—	18,910,374	109,962	19,020,336

Year ended 30 June 2018
Opening net book amount	—	18,910,374	109,962	19,020,336
Exchange differences	—	1,107,124	—	1,107,124
Amortisation charge	—	(1,798,305)	—	(1,798,305)

Closing net book amount	—	18,219,193	109,962	18,329,155

At 30 June 2018
Cost or fair value	1,915,671	24,786,169	109,962	26,811,802
Accumulated amortisation	(1,915,671)	(6,566,976)	—	(8,482,647)

Net book amount	—	18,219,193	109,962	18,329,155

Year ended 30 June 2019
Opening net book amount	—	18,219,193	109,962	18,329,155
Exchange differences	—	481,222	—	481,222
Amortisation charge	—	(1,863,652)	—	(1,863,652)

Closing net book amount	—	16,836,763	109,962	16,946,725

At 30 June 2019
Cost or fair value	1,915,671	25,480,543	109,962	27,506,176
Accumulated amortisation	(1,915,671)	(8,643,780)	—	(10,559,451)

Net book amount	—	16,836,763	109,962	16,946,725

Amortisation methods and useful lives

The group amortises intangible assets with a limited useful life using the straight-line method over the following periods:

•	Patents, trademark and licenses – 13 – 21 years

•	Intellectual property assets – 13-14 years

Page | 53

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 DEFERRED TAX BALANCES

(i) Deferred tax assets

The balance comprises temporary differences attributable to:

	Consolidated
	30 June 2019	30 June 2018
	$	$
Tax losses	2,075,951	2,732,866

Total deferred tax assets	2,075,951	2,732,866

Set-off of deferred tax liabilities pursuant to set-off provisions	(2,075,951)	(2,732,866)

Net deferred tax assets	—	—

(ii) Deferred tax liabilities

The balance comprises temporary differences attributable to:

	Consolidated
	30 June 2019	30 June 2018
	$	$
Intangible assets	2,075,951	2,732,866

Total deferred tax liabilities	2,075,951	2,732,866

Set-off of deferred tax liabilities pursuant to set-off provisions	(2,075,951)	(2,732,866)

Net deferred tax liabilities	—	—

(iii) Movements in deferred tax balances

	Tax losses	Intangible Assets	Total
Movements	$	$	$
At 30 June 2018	2,732,866	(2,732,866)	—
(Charged)/credited to profit or loss	(656,915)	656,915	—

At 30 June 2019	2,075,951	(2,075,951)	—

NOTE 13 CURRENT LIABILITIES – TRADE AND OTHER PAYABLES

	Consolidated
	30 June 2019	30 June 2018
	$	$
Trade payables	2,557,273	1,615,381
Other payables and accruals	2,503,095	2,048,468

	5,060,368	3,663,849

Page | 54

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 NON-CURRENT LIABILITIES – US WARRANT LIABILITY

	30 June 2019 $	30 June 2018 $
Opening balance	2,945,358	—
July 2017 warrants fair value at issue date	—	2,755,375
Exercising of warrants*	(1,277,028)	—
December 2018 warrants fair value at issue date	2,457,259	—
Fair value movements	(961,176)	189,983

Closing balance	3,164,413	2,945,358

*	In September and October 2018, US investors exercised 419,733 warrants at an exercise price of US$ 2.50 each. Immutep received US$1.05 million (A$1.46 million) cash payment in total.

In July 2017, the Company completed its first US capital raise after it entered into a securities purchase agreement with certain accredited investors for the company to issue American Depositary Shares (ADSs) and Warrants of the Company for cash consideration totaling $6,561,765. In this private placement, the Company agreed to issue unregistered warrants to purchase up to 1,973,451 of its ADSs. The warrants have an exercise price of US$2.50 per ADS, are exercisable immediately and will expire on 5 January 2023. The warrants do not confer any rights to dividends or a right to participate in a new issue without exercising the warrant.

In December 2018, the Company completed its second US capital raise after it entered into a securities purchase agreement with certain accredited investors to purchase American Depositary Shares (ADSs) and Warrants of the Company for cash consideration totaling $7,328,509. In this private placement, the Company agreed to issue unregistered warrants to purchase up to 2,080,000 of its ADSs. The warrants have an exercise price of US$2.50 per ADS. The Warrant may be exercised in whole or in part at any time or times up until the Warrant Expiry Date, being 12 February 2022. The warrants do not confer any rights to dividends or a right to participate in a new issue without exercising the warrant.

Both US warrant issues represent a written option to exchange a fixed number of the Group’s own equity instruments for a fixed amount of cash that is denominated in a foreign currency (US dollars) and is thus classified as a derivative financial liability in accordance with AASB 132. The US warrants liability is initially recorded at fair value at issue date and subsequently measured at fair value through profit and loss at each reporting date. Capital raising costs have been allocated proportionately between issued capital and the US warrant issues in accordance with their relative fair values.

Fair value of warrants

The warrants granted are not traded in an active market and the fair value has thus been estimated by using the Black-Scholes pricing model based on the following assumptions. Key terms of the warrants are included above. The following assumptions were based on observable market conditions that existed at the issue date and at 30 June 2019:

December 2018 warrants

Assumption	At issue date	At 30 June 2019	Rationale
Historic volatility	59.95%	62.74%	Based on 12-month historical volatility data for the Company
Exercise price	US$2.50	US$2.50	As per subscription agreement
Share price	US$2.21	US$1.82	Closing share price on valuation date from external market source
Risk-free interest rate	2.68%	1.710%	Based on the US Government securities yields which match the term of the warrant
Dividend yield	0.0%	0.0%	Based on the Company’s nil dividend history
Fair value per warrant	US$0.8474 A$1.1814	US$0.5598 A$0.7982	Determined using Black-Scholes models with the inputs above
Fair value	A$2,457,259	A$1,660,322	Fair value of 2,080,000 warrants as at issue date and 30 June 2019

Page | 55

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 NON-CURRENT LIABILITIES – US WARRANT LIABILITY (CONTINUED)

July 2017 warrants

Assumption	At issue date	At 30 June 2019	Rationale
Historic volatility	58.0%	62.74%	Based on 12-month historical volatility data for the Company
Exercise price	US$2.50	US$2.50	As per subscription agreement
Share price	US$2.17	US$1.82	Closing share price on valuation date from external market source
Risk-free interest rate	1.930%	1.710%	Based on the US Government securities yields which match the term of the warrant
Dividend yield	0.0%	0.0%	Based on the Company’s nil dividend history
Fair value per warrant	US$1.0716 A$1.3962	US$0.6789 A$0.9681	Determined using Black-Scholes models with the inputs above
Fair value	A$2,755,375	A$1,504,091	Fair value of 1,973,451 warrants as at issue date and fair value of 1,553,718 warrants at 30 June 2019

NOTE 15 NON CURRENT LIABILITIES – CONVERTIBLE NOTE

	Consolidated
	30 June 2019	30 June 2018
	$	$
Convertible note at fair value at beginning of reporting period	6,645,832	5,778,984
Net change in fair value	996,875	866,848

Convertible note at fair value at end of reporting period	7,642,707	6,645,832

On 11 May 2015, the Company entered into a subscription agreement with Ridgeback Capital Investments (Ridgeback) to invest in Convertible Notes and Warrants of the Company for cash consideration totalling $13,750,828, which was subject to shareholder approval at an Extraordinary General Meeting. Shareholder approval was received on 31 July 2015.

The 13,750,828 Convertible Notes issued have a face value of $1.00 per note which are exercisable at a price of approximately $0.02 per share, mature on 4 August 2025 and accrue interest at a rate of 3% per annum which may also be converted into shares. Conversions may occur during the period (i) at least 3 months after the Issue Date and (ii) at least 15 business days prior to the maturity date into 50 ordinary shares of the Company per note (subject to customary adjustments for rights or bonus issues, off market buybacks, issues at less than current market price, share purchase plan, dividend reinvestment plan at a discount, return of capital or dividend or other adjustment). If a change of control event, delisting event or event of default has occurred, Ridgeback may elect to convert the notes into shares or repayment of principal and interest. The Convertible Notes rank at least equal with all present and future unsubordinated and unsecured debt obligations of the Company and contain customary negative pledges regarding financial indebtedness, dividend payments, related party transaction and others.

8,475,995 Warrants were granted to Ridgeback which are exercisable at a price of $0.025 per share on or before 4 August 2025. 371,445,231 Warrants were granted to Ridgeback which are exercisable at a price of $0.0237 per share on or before 4 August 2020. All warrants may be settled on a gross or net basis and the number of warrants or exercise price may be adjusted for a pro rata issue of shares, a bonus issue or capital reorganisation. The Warrants do not confer any rights to dividends or a right to participate in a new issue without exercising the warrant.

Page | 56

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 NON CURRENT LIABILITIES - CONVERTIBLE NOTE (CONTINUED)

Fair value of convertible notes

The following assumptions were used to determine the initial fair value of the debt component of the convertible note which were based on market conditions that existed at the grant date:

Assumption	Convertible notes	Rationale
Historic volatility	85.0%	Based on the Company’s historical volatility data
Share price	$0.051	Closing market share price on 31 July 2015
Risk free interest rate	2.734%	Based on Australian Government securities yields which match the term of the convertible note
Risk adjusted interest rate	15.0%	An estimate of the expected interest rate of a similar non-convertible note issued by the company
Dividend yield	0.0%	Based on the Company’s nil dividend history
Risk free rate	2.734%	Based on 10 year Australian Government securities yield

The fair value of the convertible note was allocated between a financial liability for the traditional note component of the convertible note and into equity which represents the conversion feature. The traditional note component of the convertible note was initially recorded at fair value of $4.4m, based on the present value of the contractual cash flows of the note discounted at 15%. After initial recognition, the liability component of the convertible note has been measured at fair value as required by AASB 2. The remaining value of the convertible note was allocated to the conversion feature and recognised as equity.

	Note – Liability $	Conversion feature – Equity $
Fair value at issuance	4,419,531	41,431,774
Fair value movements	3,223,176	—

Balance at 30 June 2019	7,642,707	41,431,774

NOTE 16 CURRENT LIABILITIES – EMPLOYEE BENEFITS

	Consolidated
	30 June 2019 $	30 June 2018 $
Annual leave	238,570	189,514

The current provision for employee benefits is in relation to accrued annual leave and covers all unconditional entitlements where employees have completed the required period of service. The entire amount of the provision is presented as current, since the group does not have an unconditional right to defer settlement for any of these obligations.

NOTE 17 NON-CURRENT LIABILITIES – EMPLOYEE BENEFITS

	Consolidated
	30 June 2019 $	30 June 2018 $
Long service leave	47,725	32,303

Page | 57

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

NOTE 18 EQUITY – CONTRIBUTED

		Consolidated
		30 June 2019 $	30 June 2018 $
Fully paid ordinary shares	18(a)	211,429,637	203,570,765
Options over ordinary shares – listed		9,661,954	9,661,954

		221,091,591	213,232,719

(a) Ordinary shares

	Note	30 June 2019		30 June 2018
		No.	$	No.	$
At the beginning of reporting period		3,026,082,669	203,570,765	2,079,742,938	185,690,589
Shares issued during year	18(b)	260,000,000	4,871,250	889,880,270	16,968,200
Exercise of options and warrants (Shares issued during the year)	18(b)	60,542,327	1,480,488	56,459,461	1,737,497
Exercise of warrants (Shares issued during the year)	18(b)	41,973,300	2,043,359	—	—
Transaction costs relating to share issues		—	(536,225)	—	(825,521)

At reporting date		3,388,598,296	211,429,637	3,026,082,669	203,570,765

(b) Shares issued

2019 Details	Number	Issue Price $	Total $
Shares issued under Securities Purchase Agreement	260,000,000	0.019	4,871,250

Performance rights exercised (transfer from share-based payment reserve)	60,542,327	0.024	1,480,488
Share placement
Exercise of warrants	41,973,300	0.049	2,043,359

	362,515,627		8,395,097

2018 Details	Number	Issue Price $	Total $
Shares issued under Securities Purchase Agreement	263,126,800	0.01	3,806,390
Performance rights exercised (transfer from share-based payment reserve)	56,459,461	0.03	1,737,497
Share placement	326,192,381	0.021	6,850,040
Shares issued under Securities Purchase Agreement	300,561,089	0.021	6,311,770

	946,339,731		18,705,697

Page | 58

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 EQUITY – CONTRIBUTED (CONTINUED)

(b) Shares issued (continued)

Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on the winding up of the Company in proportion to the number of and amounts paid on the shares held.

The fully paid ordinary shares have no par value and the company does not have a limited amount of authorised capital.

On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.

Options

Information relating to the Company’s Global Employee Share Option Plan, including details of options issued, exercised and lapsed during the financial year and options outstanding at the end of the reporting period, is set out in note 30.

Unlisted options

Expiration Date	Exercise Price		Number
4 August 2020		$0.0237	371,445,231

30 October 2020		$0.057	793,103
7 March 2021		$0.040	1,026,272
4 August 2025		$0.025	8,475,995
5 January 2023	USD	0.025	155,371,800	*
12 February 2022	USD	0.025	208,000,000	*

Total			745,112,401

*

1 American Depository Shares (ADS) listed on NASDAQ equals 100 ordinary shares listed on ASX thus the number of warrants on issue has been grossed up and the exercise price adjusted accordingly in the above table to be comparable.

Share buy-back

There is no current on-market share buy-back.

Capital risk management

The consolidated entity’s objectives when managing capital are to safeguard its ability to continue as a going concern, so that they can continue to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the consolidated entity may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

The consolidated entity would look to raise capital when an opportunity to invest in a business or company was seen as value adding relative to the current parent entity’s share price at the time of the investment. The consolidated entity is not actively pursuing additional investments in the short term as it continues to integrate and grow its existing businesses in order to maximise synergies.

Page | 59

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 EQUITY – RESERVES AND RETAINED EARNINGS

	Consolidated
	30 June 2019	30 June 2018
	$	$
(a) Reserves
Options issued reserve	19,116,205	19,116,205
Conversion feature of convertible note reserve	41,431,774	41,431,774
Foreign currency translation reserve	1,654,783	1,096,368
Share-based payments reserve	3,331,192	3,229,693

	65,533,954	64,874,040

Movements in options issued reserve were as follows:
Opening balance and closing balance	19,116,205	19,116,205
Movements in conversion feature of convertible note reserve
Opening balance and closing balance	41,431,774	41,431,774

Movements in foreign currency translation reserve were as follows:
Opening balance	1,096,368	(232,751)
Currency translation differences arising during the year	558,415	1,329,119

Ending balance	1,654,783	1,096,368

Movements in share-based payments reserve were as follows:
Opening balance	3,229,693	2,703,347
Options and performance rights expensed during the year	1,581,987	2,263,843
Exercise of vested performance rights transferred to contributed equity	(1,480,488)	(1,737,497)

Ending balance	3,331,192	3,229,693

	Consolidated
	30 June 2019	30 June 2018
	$	$
(b) Accumulated losses
Movements in accumulated losses were as follows:
Opening balance	(244,584,832)	(231,838,812)
Net loss for the year	(18,343,984)	(12,746,020)
Exercise of warrants	690,987	—

Ending balance	(262,237,829)	(244,584,832)

Page | 60

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 EQUITY – RESERVES AND RETAINED EARNINGS (CONTINUED)

(c) Nature and purpose of reserves

(i) Options issued reserve

On 4 August 2015 warrants were granted to Ridgeback Capital Investments. 8,475,995 Warrants were granted which are exercisable at a price of $0.025 per share on or before 4 August 2025. 371,445,231 Warrants were granted which are exercisable at a price of $0.0237 per share on or before 4 August 2020. All warrants may be settled on a gross or net basis and the number of warrants or exercise price may be adjusted for a pro rata issue of shares, a bonus issue or capital reorganisation. The Warrants do not confer any rights to dividends or a right to participate in a new issue without exercising the warrant. For further information, refer to note 15.

In December 2014, the Company issued 200,000,000 warrants at an exercise price of $0.05019 to the vendors of Immutep S.A. The warrants issued to the vendors of Immutep S.A expired on 12 December 2018. Each warrant was exercisable for one ordinary share in the capital of the Company. For the year ended 30 June 2019 and 2018 no warrants were exercised by vendors of Immutep S.A., 52,371,500 warrants were previously exercised by the vendors of Immutep S.A.

(ii) Conversion feature of convertible note reserve

This amount relates to the conversion feature of the convertible note issued to Ridgeback Capital Investments which has been measured at fair value at the time of issue as required by AASB 2.

(iii) Foreign currency translation reserve

Exchange differences arising on translation of the foreign controlled entities are recognised in other comprehensive income as described in note 1(d) and accumulated in a separate reserve within equity. The cumulative amount is reclassified to profit or loss when the net investment is disposed of.

(iv) Share-based payments reserve

The share-based payments reserve is used to recognise the grant date fair value of options and performance rights issued to employees and other parties but not exercised. For a reconciliation of movements in the share-based payment reserves refer to note 30.

NOTE 20 EQUITY - DIVIDENDS

There were no dividends paid or declared during the current or previous financial year.

NOTE 21 KEY MANAGEMENT PERSONNEL DISCLOSURES

(a) Directors and key management personnel compensation

	Consolidated
	30 June 2019	30 June 2018
	$	$
Short-term employee benefits	1,588,899	1,521,119
Long-term employee benefits	11,115	11,429
Post-employment benefits	33,458	36,370
Share-based payments	789,633	1,740,238

	2,423,105	3,309,156

Further remuneration disclosures are set out in the audited Remuneration Report within the Directors’ Report on pages 14 to 23.

(b) Equity instrument disclosures relating to key management personnel

(i) Options provided as remuneration and shares issued on exercise of such options

Details of options provided as remuneration and shares issued on the exercise of such options, together with terms and conditions of the options, can be found in the remuneration report on pages 14 to 23.

Page | 61

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 KEY MANAGEMENT PERSONNEL DISCLOSURES (CONTINUED)

(b) Equity instrument disclosures relating to key management personnel (continued)

(ii) Shareholding

The numbers of shares in the Company held during the financial year by each director of the Company and other key management personnel of the group, including their personally related parties, are set out below. There were no shares granted during the reporting period as compensation.

2019	Balance at start of the year Number	Received during the year on exercise of performance rights Number	Received during the year on the exercise of options Number	Other changes during the year Number	Balance at end of the year Number
Ordinary shares
Dr Russell Howard	—	2,500,000	—	—	2,500,000
Mr Pete Meyers	9,534,837	2,736,367	—	—	12,271,204
Mr Marc Voigt	41,605,293 45	16,666,667	—	—	58,271,960 45
Mr Grant Chamberlain	—	4,739,293	—	—	4,739,293
Ms Deanne Miller	19,768,418	8,333,333	—	(4,957,550)	23,144,201
Dr Frédéric Triebel	32,464,375	11,666,667	—	—	44,131,042

Total ordinary shares	103,372,923	46,642,327	—	(4,957,550)	145,057,700

Total ADR	45	—	—	—	45

*	American Depository Receipts (ADR) traded on the NASDAQ

(iii) Option holdings

The number of options over ordinary shares in the parent entity held during the financial year by each director of the parent entity and other members of key management personnel of the consolidated entity, including their personally related parties, is set out below:

2019	Balance at start of the year Number	Granted Number	Exercised Number	Other Changes[1] Number	Balance at end of the year Number	Vested and exercisable Number	Unvested Number
Options over ordinary shares
Dr Russell Howard	—	—	—	—	—	—	—
Mr Pete Meyers	—	—	—	—	—	—	—
Mr Marc Voigt	—	—	—	—	—	—	—
Mr Grant Chamberlain	—	—	—	—	—	—	—
Ms Deanne Miller	—	—	—	—	—	—	—
Dr Frédéric Triebel[1]	24,000,600	—	—	(24,000,600)	—	—	—

	24,000,600	—	—	(24,000,600)	—	—	—

[1]	This amount represents warrants which were issued to Dr Frédéric Triebel upon the acquisition of Immutep. The options lapsed during the year ended 30 June 2019.

Page | 62

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 KEY MANAGEMENT PERSONNEL DISCLOSURES (CONTINUED)

(iv) Performance right holdings

The number of performance rights over ordinary shares in the parent entity held during the financial year by each director of the parent entity and other members of key management personnel of the consolidated entity, including their personally related parties, is set out below:

2019	Balance at start of the year Number	Granted Number	Exercised Number	Other Changes Number	Balance at end of the year Number	Vested and exercisable Number	Unvested Number
Options over ordinary shares
Dr Russell Howard	—	10,000,000	(2,500,000)	—	7,500,000	—	7,500,000
Mr Pete Meyers	8,209,101	—	(2,736,367)	—	5,472,734	—	5,472,734
Mr Marc Voigt	45,588,236	—	(16,666,667)	(12,254,903)	16,666,666	—	16,666,666
Mr Grant Chamberlain	13,272,356	—	(4,739,293)	—	8,533,063	—	8,533,063
Ms Deanne Miller	20,343,137	—	(8,333,333)	(3,676,471)	8,333,333	—	8,333,333
Dr Frédéric Triebel	23,333,334	—	(11,666,667)	—	11,666,667	—	11,666,667

	110,746,164	10,000,000	(46,642,327)	(15,931,374)	58,172,463	—	58,172,463

NOTE 22 REMUNERATION OF AUDITORS

During the year the following fees were paid or payable for services provided by the auditor of the parent entity, its related practices and non-related audit firms.

	Consolidated
	30 June 2019	30 June 2018
	$	$
PricewaterhouseCoopers Australia
Audit or review of the financial report	274,078	258,570
Other audit and assurance services in relation to regulatory filings overseas	22,950	—

Total remuneration of PricewaterhouseCoopers Australia	297,028	258,570

NOTE 23 CONTINGENT LIABILITIES

There were no material contingent liabilities in existence at 30 June 2019 and 30 June 2018.

NOTE 24 COMMITMENTS FOR EXPENDITURE

	Consolidated
	30 June 2019	30 June 2018
	$	$
Lease commitments - operating
Committed at the reporting date but not recognised as liabilities, payable:
Within one year	126,148	117,562
One to five years	137,417	21,600

	263,565	139,162

Operating lease commitments includes contracted amounts for leases of premises under non-cancellable operating leases expiring within three years. On renewal, the terms of the leases are renegotiated.

Page | 63

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25 RELATED PARTY TRANSACTIONS

Parent entity

Immutep Limited is the parent entity.

Subsidiaries

Interests in subsidiaries are set out in note 26.

Key management personnel

Disclosures relating to key management personnel are included in the Remuneration Report and note 21.

Transactions with related parties

The following transaction occurred with related parties:

	Consolidated
	30 June 2019	30 June 2018
	$	$
In addition to Director’s fees, Consultancy fees for post directorship executive duties were paid to Barton Place Pty Ltd, a corporation in which Albert Wong has a beneficial interest	—	49,500

Receivable from and payable to related parties

There were no trade receivables from or trade payables due to related parties at the reporting date.

Loans to/from related parties

There were no loans to or from related parties at the reporting date.

NOTE 26 SUBSIDIARIES

The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiaries in accordance with the accounting policy described in note 1:

			Equity holding
	Country of	Class of	30 June 2019	30 June 2018
	incorporation	Shares	%	%
Immutep USA Inc	USA	Ordinary	100	100
PRR Middle East FZLLC	UAE	Ordinary	100	100
Immutep GmbH	Germany	Ordinary	100	100
Immutep Australia Pty Ltd	Australia	Ordinary	100	100
Immutep IP Pty Ltd	Australia	Ordinary	100	100
Immutep S.A.S.	France	Ordinary	100	100

NOTE 27 EVENTS OCCURRING AFTER THE REPORTING DATE

On 9 July 2019, the company announced a capital raising comprised of A$4 million institutional placement and A$6 million fully underwritten entitlement offer. The company completed the placement on 17 July 2019 and the entitlement offer on 6 August 2019, successfully raising A$10 million.

Page | 64

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28	RECONCILIATION OF LOSS AFTER INCOME TAX TO NET CASH USED IN OPERATING ACTIVITIES

	Consolidated
	30 June 2019	30 June 2018
	$	$
Loss after income tax expense for the year	(18,343,984)	(12,746,020)
Adjustments for:
Depreciation and amortisation	1,879,151	1,808,929
Share based payments	1,581,987	2,263,843
Changes in fair value of US investor warrants	(961,176)	189,983
US warrants transaction costs	236,887	493,487
Unrealised gain on exchange through the profit and loss	(330,951)	(401,557)
Net change in fair value of convertible note liability	996,875	866,848
Change in operating assets and liabilities:
(Increase) in current receivables	(1,762,132)	(1,237,978)
(Increase) in other operating assets	(44,052)	(247,396)
Increase in trade and other payables	1,396,519	1,075,067
Increase in employee benefits	64,478	158,091

Net cash used in operating activities	(15,286,398)	(7,776,703)

NOTE 29 EARNINGS PER SHARE

	Consolidated
	30 June 2019	30 June 2018
	$	$
Loss after income tax attributable to the owners of Immutep Limited	(18,343,984)	(12,746,020)

	Number	(Restated)* Number
Weighted average number of ordinary shares used in calculating basic earnings per share (EPS)	3,225,576,280	2,624,714,274
Weighted average number of ordinary shares used in calculating diluted earnings per share (EPS)	3,225,576,280	2,624,714,274

	Cents	(Restated)* Cents
Basic earnings per share	(0.57)	(0.49)
Diluted earnings per share	(0.57)	(0.49)

*	The Group updated the 2018 EPS figure reflect the bonus shares issue arising from the capital raising in the financial year ending 30 June 2019.

Page | 65

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 29 EARNINGS PER SHARE (CONTINUED)

Information concerning other notes and options issued:

The following table summarises the convertible notes, performance rights, listed options and unlisted options that were not included in the calculation of weighted average number of ordinary shares because they are anti-dilutive for the periods presented.

	30 June 2019	30 June 2018
	Number	Number
Unlisted options	381,740,601	529,369,101
Convertible notes	826,269,809	797,171,907
Performance rights	49,417,818	108,964,706
Non-executive director rights	21,505,797	21,481,457
US warrants*	363,371,800	197,345,100

*	1 American Depository Shares (ADS) listed on NASDAQ equals 100 ordinary shares listed on ASX thus the number of warrants on issue has been grossed up.

NOTE 30 SHARE-BASED PAYMENTS

(a) Executive Incentive Plan (EIP)

Equity incentives are granted under the Executive Incentive Plan (EIP) which was approved by shareholders at the 2015 Annual General Meeting. In light of our increasing operations globally the Board reviewed the Company’s incentive arrangements to ensure that it continued to retain and motivate key executives in a manner that is aligned with members’ interests.

As a result of that review, an ‘umbrella’ EIP was adopted to which eligible executives are invited to apply for the grant of performance rights and/or options. Equity incentives granted in accordance with the EIP Rules are designed to provide meaningful remuneration opportunities and will reflect the importance of retaining a world-class management team. The Company endeavours to achieve simplicity and transparency in remuneration design, whilst also balancing competitive market practices in France, Germany, and Australia. The company grants Short Term Incentives (STIs) and Long Term Incentives (LTIs) under the EIP.

Set out below are summarises of all STI and LTI performance rights granted under the EIP excluding the performance rights issued to non-executive directors:

2019 Grant date	Fair value	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Lapsed during the year Number	Balance at end of the year Number	Vested and exercisable at end of the year Number
19 September 2014	0.044	2,757,353	—	—	(2,757,353)	—	—
19 September 2014	0.044	919,118	—	—	(919,118)	—	—
14 November 2014	0.038	9,191,177	—	—	(9,191,177)	—	—
14 November 2014	0.040	3,063,725	—	—	(3,063,725)	—	—
1 October 2015	0.060	600,000	—	—	(600,000)	—	—
1 October 2015	0.061	200,000	—	—	(200,000)	—	—
2 August 2017	0.020	3,900,000	—	(3,900,000)	—	—	—
17 November 2017	0.024	33,333,333	—	(16,666,667)	—	16,666,666	—
28 November 2017	0.023	15,000,000	—	(10,000,000)	—	5,000,000	—
29 November 2017	0.023	40,000,000	—	(20,000,000)	—	20,000,000	—
2 October 2018	0.047	—	7,751,152	—	—	7,751,152	—

		108,964,706	7,751,152	(50,566,667)	(16,731,373)	49,417,818	—

Page | 66

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 30 SHARE-BASED PAYMENTS (CONTINUED)

(a) Executive Incentive Plan (EIP) (continued)

2018		Balance at start of the year	Granted during the year	Exercised during the year	Lapsed during the year	Balance at end of the year	Vested and exercisable at end of the year
Grant date	Fair value	Number	Number	Number	Number	Number	Number
19 September 2014	0.044	2,757,353	—	—	—	2,757,353	—
19 September 2014	0.044	919,118	—	—	—	919,118	—
14 November 2014	0.038	9,191,177	—	—	—	9,191,177	—
14 November 2014	0.040	3,063,725	—	—	—	3,063,725	—
5 August 2015	0.047	14,000,001	—	(14,000,001)	—	—	—
1 October 2015	0.060	600,000	—	—	—	600,000	—
1 October 2015	0.061	200,000	—	—	—	200,000	—
7 March 2016	0.041	1,486,326	—	(1,486,326)	—	—	—
10 February 2017	0.035	1,634,375	—	(1,634,375)	—	—	—
2 August 2017	0.020	—	3,900,000	—	—	3,900,000	—
17 November 2017	0.024	—	50,000,000	(16,666,667)	—	33,333,333	—
28 November 2017	0.023	—	15,000,000	—	—	15,000,000	5,000,000
29 November 2017	0.023	—	60,000,000	(20,000,000)	—	40,000,000	—

		33,852,075	128,900,000	(53,787,369)	—	108,964,706	5,000,000

The fair value at grant date for short term incentive (STI) and long term incentives (LTI) performance rights are determined using a Black-Scholes option pricing model that takes into account the exercise price, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

The model inputs for STI performance rights granted during the year ended 30 June 2019 included:

Grant date	28 September 2018
Share price at grant date	$0.047
Expected price volatility of the Company’s shares	78%
Expected dividend yield	Nil
Risk-free interest rate	2.02%

The model inputs for STI performance rights granted during the year ended 30 June 2018 included:

Grant date	2 August 2017	17 November 2017	28 November 2017	29 November 2017
Share price at grant date	$0.020	$0.024	$0.023	$0.023
Expected price volatility of the Company’s shares	49%	73%	74%	74%
Expected dividend yield	Nil	Nil	Nil	Nil
Risk-free interest rate	1.75%	1.79%	1.88%	1.73%

Page | 67

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 30 SHARE-BASED PAYMENTS (CONTINUED)

(a) Executive Incentive Plan (EIP) (continued)

There are no outstanding options under EIP at the beginning of the financial year 2019 and no option was granted during the year ended 30 June 2019.

The table below summarises option movements under the EIP during the year ended 30 June 2018:

2018 Grant date	Expiry date	Exercise price	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Forfeited during the year Number	Balance at end of the year Number	Vested and exercisable at end of the year Number
23 December 2013	30 June 2018	0.0774	1,515,752	—	—	(1,515,752)	—	—
24 January 2014	30 June 2018	0.0774	165,116	—	—	(165,116)	—	—

Total			1,680,868	—	—	(1,680,868)	—	—

Fair value of options granted

No options were granted during the year ended 30 June 2019 (2018 – Nil).

(b) Performance rights issued to non-executive directors with shareholders’ approval

At the 2018 annual general meeting, shareholders approved the issue of 10,000,000 performance rights to Dr Russell Howard in lieu of cash for his services as a non-executive director. When exercisable, each performance right is convertible into one ordinary share. The weighted average remaining contractual life of performance rights outstanding at the end of the period was less than 1.0 year.

Set out below are summaries of performance rights granted with shareholders’ approval

2019 Grant date	Type of performance right granted	Fair value	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Lapsed during the year Number	Balance at end of the year Number	Vested and exercisable at end of the year Number
25 November 2016	Director rights	0.038	8,209,101	—	(2,736,367)	—	5,472,734	—
17 November 2017	Director rights	0.021	13,272,356	—	(4,739,293)	—	8,533,063	—
21 November 2018	Director rights	0.039	—	10,000,000	(2,500,000)	—	7,500,000	—

Total			21,481,457	10,000,000	(9,975,660)	—	21,505,797	—

2018 Grant date	Type of performance right granted	Fair value	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Lapsed during the year Number	Balance at end of the year Number	Vested and exercisable at end of the year Number
14 November 2014	Director rights	0.037	857,844	—	(857,844)	—	—	—
25 November 2016	Director rights	0.038	10,023,350	—	(1,814,249)	—	8,209,101	—
17 November 2017	Director rights	0.024	—	13,272,356	—	—	13,272,356	—

Total			10,881,194	13,272,356	(2,672,093)	—	21,481,457	—

Page | 68

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 30 SHARE-BASED PAYMENTS (CONTINUED)

(b) Performance rights issued to non-executive directors with shareholders’ approval (continued)

Fair value of performance rights granted

The fair value at grant date for the performance rights issued to non-executive directors with shareholders’ approval are determined using a Black-Scholes option pricing model that takes into account the exercise price, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

The model inputs for STI performance rights granted during the year ended 30 June 2019 included:

Grant date	16 November 2018
Share price at grant date	$0.039
Expected price volatility of the Company’s shares	76%
Expected dividend yield	Nil
Risk-free interest rate	1.96%

The model inputs for STI performance rights granted during the year ended 30 June 2018 included:

Grant date	17 November 2017
Share price at grant date	$0.024
Expected price volatility of the Company’s shares	73%
Expected dividend yield	Nil
Risk-free interest rate	1.79%

(c) Options issued to other parties

During the financial year ended 30 June 2016, options were issued to Ridgeback Capital Investments and Trout Group LLC and these are eligible to be exercised.

Set out below is a summary of the options granted to both parties:

2019 Grant date	Expiry date	Exercise price	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Forfeited during the year Number	Balance at end of the year Number	Vested and exercisable at end of the year Number
31 July 2015	5 August 2020	0.0237	371,445,231	—	—	—	371,445,231	371,445,231
31 July 2015	5 August 2021	0.025	8,475,995	—	—	—	8,475,995	8,475,995
30 October 2015	30 October 2020	0.057	793,103	—	—	—	793,103	793,103
7 March 2016	7 March 2021	0.040	1,026,272	—	—	—	1,026,272	1,026,272

Total			381,740,601	—	—	—	381,740,601	381,740,601

Fair value of options granted

No options were granted during the year ended 30 June 2019 (2018 – nil). The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

(d) Warrants issued to US investors

In December 2018, the Company completed its second US capital raise. In this private placement, the Company agreed to issue unregistered warrants to purchase up to 2,080,000 ADSs. Please refer to note 14 for more details.

Page | 69

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 30 SHARE-BASED PAYMENTS (CONTINUED)

(e) Expenses arising from share-based payment transactions

Total expenses arising from share-based payment transactions recognised during the period were as follows:

	Consolidated
	30 June 2019	30 June 2018
	$	$
Employee share-based payment expense	1,581,987	2,263,843

	1,581,987	2,263,843

Share-based payment transactions with employees are recognised during the period as a part of corporate and administrative expenses.

NOTE 31 PARENT ENTITY INFORMATION

Set out below is the supplementary information about the parent entity.

Statement of comprehensive income

	Parent
	30 June 2019	30 June 2018
	$	$
Loss after income tax	(17,872,089)	(14,687,752)

Total comprehensive income	(17,872,089)	(14,687,752)

Statement of financial position

	Parent
	30 June 2019	30 June 2018
	$	$
Total current assets	16,552,243	23,589,353
Total non current assets	17,596,298	18,698,068

Total assets	34,148,541	42,287,421

Total current liabilities	514,516	615,027
Total non current liabilities	11,813,178	10,630,814

Total liabilities	12,327,694	11,245,841

Equity
- Contributed equity	221,091,591	213,232,719
- Reserves	65,407,796	64,615,312
- Accumulated losses	(264,678,540)	(246,806,451)

Total equity	21,820,847	31,041,580

Guarantees of financial support

There are no guarantees entered into by the parent entity.

Contingent liabilities of the parent entity

Refer to note 23 for details in relation to contingent liabilities as at 30 June 2019 and 30 June 2018.

Capital commitments - Property, plant and equipment

The parent entity did not have any capital commitments for property, plant and equipment at as 30 June 2019 and 30 June 2018.

Page | 70

DIRECTORS’ DECLARATION

in the directors’ opinion:

(a)	the financial statements and notes set out on pages 28 to 70 are in accordance with the Corporations Act 2001, including:

(i) complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(ii) giving a true and fair view of the consolidated entity’s financial position as at 30 June 2019 and of its performance for the financial year ended on that date; and

(b)	there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Note 1 (a) confirms that the financial statements also comply with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The directors have been given the declarations by the chief executive officer and chief financial officer required by section 295A of the Corporations Act 2001.

This declaration is made in accordance with a resolution of the directors.

On behalf of the directors

Dr Russell Howard

Chairman,

Immutep Limited

Sydney

20 August 2019

Page | 71

Independent auditor’s report

To the members of Immutep Limited

Report on the audit of the financial report

Our opinion

In our opinion:

The accompanying financial report of Immutep Limited (the Company) and its controlled entities (together the Group) is in accordance with the Corporations Act 2001, including:

(a)	giving a true and fair view of the Group’s financial position as at 30 June 2019 and of its financial performance for the year then ended

(b)	complying with Australian Accounting Standards and the Corporations Regulations 2001.

What we have audited

The Group financial report comprises:

•	the consolidated balance sheet as at 30 June 2019

•	the consolidated statement of comprehensive income for the year then ended

•	the consolidated statement of changes in equity for the year then ended

•	the consolidated statement of cash flows for the year then ended

•	the notes to the consolidated financial statements, which include a summary of significant accounting policies

•	the directors’ declaration.

Basis for opinion

We conducted our audit in accordance with Australian Auditing Standards. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the financial report section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We are independent of the Group in accordance with the auditor independence requirements of the Corporations Act 2001 and the ethical requirements of the Accounting Professional and Ethical Standards Board’s APES 110 Code of Ethics for Professional Accountants (the Code) that are relevant to our audit of the financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.

PricewaterhouseCoopers, ABN 52 780 433 757

One International Towers Sydney, Watermans Quay, Barangaroo, GPO BOX 2650, SYDNEY NSW 2001

T: +61 2 8266 0000, F: +61 2 8266 9999, www.pwc.com.au

Level 11, 1PSQ, 169 Macquarie Street, Parramatta NSW 2150, PO Box 1155 Parramatta NSW 2124

T: +61 2 9659 2476, F: +61 2 8266 9999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

Page | 72

Our audit approach

An audit is designed to provide reasonable assurance about whether the financial report is free from material misstatement. Misstatements may arise due to fraud or error. They are considered material if individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial report.

We tailored the scope of our audit to ensure that we performed enough work to be able to give an opinion on the financial report as a whole, taking into account the geographic and management structure of the Group, its accounting processes and controls and the industry in which it operates.

The Group is in the biotechnology industry and is involved in research and development activities focused on cancer immunotherapies. The Group’s corporate head office is located in Australia with research activities undertaken predominantly in Australia, France and Germany.

Materiality	Audit scope	Key audit matters

•  For the purpose of our audit we used overall Group materiality of $900,000, which represents approximately 5% of the Group’s loss before tax.

•  We applied this threshold, together with qualitative considerations, to determine the scope of our audit and the nature, timing and extent of our audit procedures and to evaluate the effect of misstatements on the financial report as a whole.

•  We chose Group loss before tax because, in our view, it is the benchmark against which the performance of the Group is most commonly measured.

•  We utilised a 5% threshold based on our professional judgement, noting it is within the range of commonly acceptable quantitative loss related thresholds.

•  Our audit focused on where the Group made subjective judgements; for example, significant accounting estimates involving assumptions and inherently uncertain future events.

•  The accounting processes are structured around a Group finance function at the corporate head office in Sydney where our audit procedures were predominately performed.

•  Amongst other relevant topics, we communicated the following key audit matters to the Audit and Risk Committee:

•  Basis of preparation of the financial report

•  Carrying value of intellectual property intangible assets

•  Revenue recognition for grant income

•  These are further described in the Key audit matters section of our report.

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Key audit matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial report for the current period. The key audit matters were addressed in the context of our audit of the financial report as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. Further, any commentary on the outcomes of a particular audit procedure is made in that context.

Key audit matter	How our audit addressed the key audit matter
Basis of preparation of the financial report (refer to Note 1 (a) and Note 3 to the financial report)	In assessing the appropriateness of the Group’s going concern basis of preparation for the financial report, we performed the following audit procedures, amongst others:

The Group is in its research and development phase and thus it has significant recurring operating losses and negative cash flows from operating activities. As a result, the Group is reliant on having sufficient cash and cash equivalents to fund its future operations.

Assessing the appropriateness of the Group’s basis of preparation for the financial report was a key audit matter due to its importance to the financial report and the judgements required by the Group in assessing future funding and operational status, in particular with respect to the Group forecasting future cash flows for a period of at least 12 months from the date of the financial report (cash flow forecasts).

•  Evaluated the appropriateness of the Group’s assessment of its ability to continue as a going concern, including whether the level of analysis was appropriate given the nature of the Group, whether the period covered by the assessment is at least 12 months from the date of the auditor’s report and whether relevant information of which we are aware as a result of our audit has been considered and included in the assessment.

•  Enquired of the Group as to its knowledge of events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern.

•  Evaluated the Group’s plans for future actions, including whether the outcome is likely to improve the situation and whether they are feasible in the circumstances.

• Evaluated the reliability of the underlying data and key assumptions used in the Group’s cash flow forecasts for at least 12 months from the date of signing the auditor’s report. This included:

• comparing the timing and amount of forecast cash expenditure on research activities to past research activities and to Board approved research plans for the next 12 months

• comparing the timing and amount of other forecast expenditure cash flows to prior period actual expenditure and to Board approved budgets.

• reading a selection of documentation and information used by the Group to forecast the timing and amount of income from partner milestone receipts and research and development grants.

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Key audit matter	How our audit addressed the key audit matter

•  Developed an understanding of forecast expenditure used in the Group’s cash flow forecast which is committed and what could be considered discretionary to consider the Group’s ability to manage future cash flows.

• Obtained written representations from the Group regarding their plans for future action and the feasibility of these plans.

• Considered the appropriateness of the disclosures included in the financial report in view of the requirements of Australian Accounting Standards.

Carrying value of intellectual property intangible assets

(refer to Note 11 to the financial report) [A$16.8m]

The Group continues to recognise intellectual property intangible assets that were acquired in previous years.

The Group considers annually if there are any indicators that the intellectual property intangible assets are impaired. The main two indicators that the Group considered were:

•  market capitalisation

•  the ongoing viability of the capitalised intellectual property.

The Group’s assessment of indicators of impairment was a key audit matter because the intellectual property asset is the largest asset on the Group’s balance sheet and because of the inherent judgements cited above that are involved in assessing whether there are indicators of impairment.

We performed the following audit procedures, amongst others:

•  Developed an understanding on the latest status of research activities utilising the intellectual property assets. We read through publically available information and made inquiries with the Group to assess the adequacy of the Group’s review of impairment indicators for intellectual property assets.

•  Compared the market capitalisation of the Group as at 19 August 2019 to the net assets of the Group at 30 June 2019 and considered movement trends in the Group’s market capitalisation throughout the financial year.

•  Evaluated the adequacy of disclosures made by the Group in the financial report in view of the requirements of Australian Accounting Standards.

Revenue recognition for grant income

(refer to the consolidated statement of comprehensive income and to notes 3 and 4 to the financial report) [A$4.3m]

A key stream of other income earned by the Group is grant income from governments in Australia and overseas, including Australian Research and Development Rebates and France’s Credit d’Impôt Recherche grants. This income is recognised based on operating costs that qualify for grant income.

This was a key audit matter because of the judgement required by the Group in assessing the appropriate grant income to recognise due to the complexity of the rules and regulations governing what operating costs

We performed the following audit procedures, amongst others:

•  Developed an understanding of each government body’s compliance requirements for approving grant income and the basis used by the Group to recognise this income.

•  Tested a sample of grant income transactions during the year to assess if they were appropriately recognised in accordance with the compliance requirements. Testing also included comparing the amounts recognised to supporting evidence.

•  Compared the nature of the operating cost categorisations included in the current year to the prior year.

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Key audit matter	How our audit addressed the key audit matter
qualify for grant income.	• Tested a sample of the eligible operating costs used to calculate the grant income to the expenditure recorded in the general ledger.

• Tested the Group’s supporting calculations for accrued receivables for grant income. This included comparing the accrued receivables to previously approved grant income.

Other information

The directors are responsible for the other information. The other information comprises the information included in the annual report for the year ended 30 June 2019, but does not include the financial report and our auditor’s report thereon.

Our opinion on the financial report does not cover the other information and accordingly we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial report, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial report or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed on the other information that we obtained prior to the date of this auditor’s report, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of the directors for the financial report

The directors of the Company are responsible for the preparation of the financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the financial report that gives a true and fair view and is free from material misstatement, whether due to fraud or error.

In preparing the financial report, the directors are responsible for assessing the ability of the Group to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

Auditor’s responsibilities for the audit of the financial report

Our objectives are to obtain reasonable assurance about whether the financial report as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Australian Auditing Standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial report.

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A further description of our responsibilities for the audit of the financial report is located at the Auditing and Assurance Standards Board website at: http://www.auasb.gov.au/auditors_responsibilities/ar1.pdf. This description forms part of our auditor’s report.

Report on the remuneration report

Our opinion on the remuneration report

We have audited the remuneration report included in pages 14 to 23 of the directors’ report for the year ended 30 June 2019.

In our opinion, the remuneration report of Immutep Limited for the year ended 30 June 2019 complies with section 300A of the Corporations Act 2001.

Responsibilities

The directors of the Company are responsible for the preparation and presentation of the remuneration report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the remuneration report, based on our audit conducted in accordance with Australian Auditing Standards.

PricewaterhouseCoopers

Eddie Wilkie	Sydney
Partner	20 August 2019

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SHAREHOLDER INFORMATION

The shareholder information set out below was applicable as at 15 August 2019.

There are a total of 3,866,243,835 ordinary fully paid shares on issue held by 11,054 holders.

Distribution of equitable securities

Analysis of number of equitable security holders by size of holding:

Number of holders of ordinary shares
1 – 1,000	422
1,001 – 5,000	1,329
5,001 – 10,000	1,277
10,001 – 100,000	5,229
100,001 – and over	2,797

Total	11,054

Holding less than a marketable parcel	4,816

Equity security holders

Twenty largest quoted equity security holders

The names of the twenty largest security holders of quoted equity securities are listed below:

Top 20 holders of ordinary shares	Ordinary shares held
	Number held	% of total shares Issued
HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	1,254,079,888	32.437
NATIONAL NOMINEES LIMITED	193,182,221	4.997
MERRILL LYNCH (AUSTRALIA) NOMINEES PTY LIMITED	157,806,503	4.082
HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED - A/C 2	122,518,407	3.169
MARC VOIGT	59,250,274	1.533
FREDERIC TRIEBEL	47,870,961	1.238
CITICORP NOMINEES PTY LIMITED	37,175,085	0.962
J P MORGAN NOMINEES AUSTRALIA PTY LIMITED	32,470,268	0.840
MS LUCY TURNBULL	29,239,338	0.756
DEANNE MILLER	25,105,574	0.649
KOHEN ENTERPRISES PTY LTD	25,000,000	0.647
BNP PARIBAS NOMINEES PTY LTD <IB AU NOMS RETAILCLIENT DRP>	24,692,276	0.639
MACENROCK PTY LTD <MACENROCK S/F A/C>	21,499,634	0.556
MR THOMAS TSCHEREPKO	20,000,000	0.517
CS THIRD NOMINEES PTY LIMITED <HSBC CUST NOM AU LTD 13 A/C>	16,548,006	0.428
MR MICHAEL GALOUZIS	13,000,000	0.336
PETER MEYERS	12,271,204	0.317
LINCOLN PARK CAPITAL FUND LLC	11,904,762	0.308
PANTAI INVESTMENTS PTY LTD <ORCHARD SUPER FUND A/C>	11,799,838	0.305
INFINITIS SARL	11,461,819	0.296

	2,126,876,058	55.012

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SHAREHOLDER INFORMATION (CONTINUED)

Unquoted equity securities

Unquoted equity securities	Number on issue		Number of holders
Options and warrants	381,740,601		2
Warrants over NASDAQ listed American Depository Shares	363,371,800	*	7
Performance Rights	70,923,615		10
Convertible Notes	13,750,828		1

*	1 American Depository Shares (ADS) listed on NASDAQ equals 100 ordinary shares listed on ASX thus the number of warrants on issue has been grossed up.

Substantial holders

Substantial holders in the company are set out below:

Substantial holder	Ordinary shares held
	Number held		% of total shares Issued
The Bank of New York Mellon Corporation (BNYM)	1,106,415,590	**	28.62%

**

Number of shareholdings of BNYM as at 9 August 2019. BNYM has a relevant Interest In 1,106,415,590 securities as depositary for Immutep Limited ADR program administered under the Deposit Agreement. BNYM’s relevant interest in these securities arises as a result of the Deposit Agreement containing rights for BNYM to dispose of securities held under the ADR program in limited circumstances. Under the Deposit Agreement, ADR holders retain their rights to dispose of those securities and to give voting Instructions for the exercise of voting rights attached to the securities. BNYMC Group’s power to vote or dispose of these securities is qualified accordingly. By an instrument of relief dated 29 April 2019, ASIC has granted certain relief to BNYM and its related bodies corporate from certain provisions of Chapter 6 of the Corporations Act in relation to the acquisition of, or increase In, voting power in securities held by BNYM as depositary under the ADR program.

Voting rights

The voting rights attached to ordinary shares are set out below:

Ordinary shares

On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.

Options

No voting rights.

Performance rights

No voting rights.

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